Manulife Financial Corporation

Third Quarter Report

Nine months ended

September 30, 2017

Manulife | John Hancock

Manulife reports 3Q17 net income of $1,105 million, core earnings of $1,085 million, double-digit sales and new business value growth in Asia and the 31st consecutive quarter of positive net flows
TORONTO – Manulife Financial Corporation ("MFC") today announced net income attributed to shareholders of $1,105 million for the third quarter of 2017 ("3Q17"), fully diluted earnings per common share of $0.54 and return on common shareholders' equity ("ROE") of 10.8%, compared with $1,117 million, $0.55, and 11.1%, respectively, for the third quarter of 2016 ("3Q16"). MFC generated core earnings of $1,085 million, fully diluted core earnings per common share of $0.53 and core return on common shareholders' equity ("core ROE") of 10.6%, compared with $996 million, $0.49, and 9.8%, respectively, for 3Q16.
Year-to-date 2017 net income attributed to shareholders was $3,710 million, fully diluted earnings per common share were $1.81 and ROE was 12.3% compared with $2,866 million, $1.40 and 9.7%, respectively, for the same period of 2016. Year-to-date 2017 core earnings were $3,360 million, fully diluted core earnings per common share were $1.63 and core ROE was 11.1% compared with $2,734 million, $1.34 and 9.2%, respectively, for the same period of 2016.
"We delivered solid core earnings and net income in the third quarter, particularly given the provision for catastrophe claims," said Manulife President & Chief Executive Officer Roy Gori. "Our growth drivers maintained their momentum, with double-digit core earnings and new business value growth in Asia and the 31st consecutive quarter of positive net flows in our global Wealth and Asset Management business."
Mr. Gori continued: "We are strongly positioned to transform Manulife into a digital, customer-centric market leader, and I could not be more excited to be taking on the role of CEO at this important time in the Company's history. I'm confident we have the right team and structure to deliver on our strategic priorities and create significant value for our customers, employees and shareholders."
Steve Roder, Chief Financial Officer, said, "Our 3Q17 results include a provision of $240 million for the estimated financial impact on our Property and Casualty Reinsurance business from the significant damage caused by hurricanes Harvey, Irma and Maria. This marks our first significant loss in this business since 2011."
"We completed our annual review of actuarial methods and assumptions in the third quarter, resulting in a net neutral impact, in line with our previous disclosure," added Mr. Roder.

Manulife Financial Corporation – Third Quarter 2017

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,105 million in 3Q17, in line with $1,117 million in 3Q16
Compared with 3Q16, growth in core earnings and lower charges from the annual actuarial review were offset by lower gains from investment-related experience and the direct impact of markets. The annual actuarial review in 3Q17 resulted in a $2 million net charge to strengthen actuarial reserves, in line with our previous disclosure. Each of these items is described below.
Generated core earnings of $1,085 million in 3Q17, an increase of $89 million or 9% compared with 3Q16
Core earnings in 3Q17 were impacted by a $240 million charge for provisions in our Property and Casualty Reinsurance business related to the recent hurricanes affecting the U.S. and the Caribbean and a $110 million benefit primarily related to the release of provisions for uncertain tax positions of prior years. Excluding these two notable items, core earnings increased $219 million compared with 3Q16 due to an increase in core investment gains (3Q17 core investment gains of $100 million compared with $17 million in 3Q16), a reduction in equity hedging costs, strong new business and in-force growth in Asia and higher fee income in our wealth and asset management businesses. These items were partially offset by the impact of a strengthening Canadian dollar compared with the U.S. dollar. Core earnings in 3Q17 included net insurance and annuity policyholder experience charges of $48 million post-tax ($68 million pre-tax) compared with $20 million post-tax ($37 million pre-tax) in 3Q16. We would also note that the provisions for estimated losses relating to hurricanes Harvey, Irma and Maria are based on our preliminary assessment and that it is too early to determine the final financial impact of these loss events to Manulife given how recently they occurred and their magnitude1.
Generated ROE of 10.8% in 3Q17 compared with 11.1% in 3Q16, and core ROE of 10.6% compared with 9.8% in 3Q16
The 0.3 percentage point contraction in ROE compared with 3Q16 largely reflects higher average equity due to higher retained earnings, and lower net income available to common shareholders. The 0.8 percentage point expansion in core ROE compared with 3Q16 largely reflects strong growth in core earnings, particularly in our higher return businesses: Asia, and Wealth and Asset Management.
Generated investment-related experience gains of $111 million in 3Q17 compared with gains of $297 million in 3Q16
The $111 million of investment-related experience gains reported in 3Q17 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience. In accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings in 3Q17 and $17 million in 3Q16. (See "Performance and Non-GAAP Measures" in our Third Quarter 2017 Report to Shareholders).
Reported gains related to the direct impact of markets of $47 million in 3Q17 compared with gains of $414 million in 3Q16
The 3Q17 gains were related to favourable equity markets, partially offset by the direct impact of interest rates on the valuation of our policy liabilities. Charges from the direct impact of interest rates were primarily due to narrowing corporate spreads in the U.S. and realized losses on the sale of available-for-sale ("AFS") bonds, partially offset by gains from narrowing swap spreads.
Recorded a net $2 million (post-tax) charge following our annual review of actuarial methods and assumptions.
We completed our annual review of actuarial methods and assumptions, which resulted in a net strengthening of our actuarial reserves and a decrease in net income attributed to shareholders of $2 million. Reserve strengthening for updates to alternative long-duration assets and equity returns, and lapse and other policyholder experience assumptions were mostly offset by reserve releases for mortality and morbidity updates, model refinements and other items. As the changes in liability assumptions took place as of the beginning of the quarter, there was a favourable post-tax impact of $18 million on policyholder experience in 3Q17.
Insurance and Other Wealth Growth
Achieved insurance sales of $1.1 billion in 3Q17, an increase of 10% compared with 3Q16
In Asia, insurance sales increased 15% from 3Q16, driven by strong growth in Singapore, mainland China and Vietnam. In Canada, insurance sales increased slightly from 3Q16 as higher sales in the small and mid-market group benefits segments were largely offset by lower retail insurance sales due to pricing actions and higher 3Q16 sales in advance of regulatory changes. In the U.S., life insurance sales increased by 5% from the prior year due to favourable large-case sales.

1 See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Third Quarter 2017

Reported other wealth sales of $1.9 billion in 3Q17, in line with 3Q16
In 3Q17, Other Wealth sales in Asia increased 8% from 3Q16, with strong sales in Hong Kong and Singapore of newly-launched single premium products, partially offset by a decline in business from the bank channel in Japan. In Canada, sales declined 8% from 3Q16 due to actions to de-emphasize certain products.

Generated new business value ("NBV") of $343 million in 3Q17, an increase of 22% compared with 3Q16
The increase in NBV was primarily driven by strong growth in Asia. In Asia, NBV increased 21% from 3Q16 to $288 million, reflecting higher annualized premium equivalent ("APE") sales and management actions to improve margins, partially offset by a change in product mix in Japan.

Wealth and Asset Management ("WAM") Growth
Generated net flows of $4.0 billion in our wealth and asset management businesses in 3Q171 compared with $2.7 billion in 3Q16
3Q17 marked the 31st consecutive quarter of positive net flows in our WAM businesses with net flows generated across all three operating divisions and in each of our business lines: retirement, retail and institutional asset management. The increase compared with 3Q16 was primarily driven by higher net flows in institutional asset management and continued sales momentum and lower redemption rates in U.S. retail, partially offset by lower net flows in Canadian and U.S. retirement businesses.

Generated gross flows of $27.5 billion in our wealth and asset management businesses in 3Q171, an increase of 4% compared with 3Q16
In Asia, gross flows increased 45% from 3Q16, driven by strong retail flows from money market funds in mainland China, increased retirement flows in Hong Kong, and higher flows in institutional asset management. These were partially offset by lower gross flows in North America, driven by the non-recurrence of a record-size U.S. retirement plan sale in 3Q16.

Reported core EBITDA2 from our wealth and asset management businesses of $344 million in 3Q17, an increase of 24% compared with 3Q16
The increase in core EBITDA primarily relates to higher fee income on higher average asset levels and lower expenses. Core earnings from our wealth and asset management businesses of $206 million in 3Q17 increased 36% compared with 3Q16 driven by the same factors as above.

Achieved WAM assets under management and administration ("AUMA") of $574 billion as at September 30, 2017, an increase of 10% compared with December 31, 2016
WAM AUMA increased 10% and 13% compared with December 31, 2016 and September 30, 2016, respectively, driven by favourable investment returns and positive net flows.
Total Company Growth
Achieved total assets under management and administration of $1.0 trillion as at September 30, 2017, an increase of 8% compared with December 31, 2016
Assets under management and administration increased 8% compared with both December 31, 2016 and September 30, 2016, driven by favourable investment returns and continued customer net inflows.
Financial Strength
Reported an MCCSR ratio of 234% for The Manufacturers Life Insurance Company ("MLI") as at September 30, 2017 compared with 230% as at June 30, 2017
The 4 percentage point increase from 230% as at June 30, 2017 was mainly due to growth in retained earnings and a net capital issuance of $350 million (as noted below) partially offset by modest growth in required capital. The 3Q17 net capital issuance partially pre-financed a senior debt redemption of $600 million in early October 2017. The ratio also increased compared with the December 31, 2016 ratio of 230%.
Reported a financial leverage ratio for MFC of 29.5% as at September 30, 2017 compared with 29.2% as at June 30, 2017
Our financial leverage increased from the prior quarter primarily due to the net issuance of $350 million of subordinated debt and the reduction in equity as a result of the strengthening of the Canadian dollar.

[1]	Commencing in 1Q17, Manulife Asset Management's Institutional Asset Management net flows and gross flows are reported by the division corresponding to their geographic source.
[2]	Core earnings before interest, taxes, depreciation and amortization.

Manulife Financial Corporation – Third Quarter 2017

HOW OUR BUSINESSES PERFORMED
We evaluate our divisional operating performance based on core earnings. The table below reconciles core earnings to net income attributed to shareholders.

	Quarterly Results			YTD Results
($ millions)	3Q17	2Q17	3Q16	2017	2016
Core earnings
Asia Division	$428	$405	$394	$1,241	$1,107
Canadian Division	466	345	354	1,130	1,025
U.S. Division	445	452	394	1,412	1,144
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(342)	(168)	(102)	(676)	(334)
Expected cost of macro hedges	(12)	(14)	(61)	(47)	(225)
Core investment gains	100	154	17	300	17
Core earnings	$1,085	$1,174	$996	$3,360	$2,734
Investment-related experience outside of core earnings	11	138	280	149	-
Core earnings and investment-related experience outside of core earnings	$1,096	$1,312	$1,276	$3,509	$2,734
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	47	(37)	414	277	718
Changes in actuarial methods and assumptions	(2)	-	(455)	(2)	(443)
Integration and acquisition costs	(14)	(20)	(23)	(52)	(56)
Other	(22)	-	(95)	(22)	(87)
Net income attributed to shareholders	$1,105	$1,255	$1,117	$3,710	$2,866
Asia Division
Business highlights
In 3Q17, Asia Division delivered a 15% increase in APE, a 21% increase in NBV and a 2.1 percentage point increase in NBV margin compared with 3Q16. This performance reflects growth in most of our markets and across our bancassurance and agency channels. We also continued to experience double-digit growth in gross flows from our wealth and asset management businesses, reflecting strong retail, retirement and institutional asset management flows. In Vietnam, we expanded our bancassurance distribution channel through a new 15-year exclusive partnership with Techcombank, with access to over 1.4 million prospective customers and more than 300 branches. We continue to develop our strong brand presence in Asia with the region-wide launch of a global partnership with the World Heart Federation to improve the health and well-being of our customers and the wider community; we have been named the official life insurance partner of the NBA league basketball tournament in China; and we have launched an innovative transmedia storytelling campaign in Hong Kong to encourage couples to plan for retirement.
Earnings
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$327 million in 3Q17 compared with US$430 million for 3Q16 and core earnings were US$342 million in 3Q17 compared with US$302 million in 3Q16. Items excluded from core earnings were a net charge of US$15 million in 3Q17 compared with a net gain of US$128 million in 3Q16.
Core earnings in 3Q17 increased 17% compared with 3Q16 after adjusting for the impact of changes in foreign currency exchange rates. The increase in core earnings was driven by growth in new business volumes and solid in-force business growth, partially offset by a small charge related to policyholder experience in 3Q17 compared with a gain in 3Q16.
Year-to-date net income attributed to shareholders was US$1,183 million in 2017 compared with US$540 million in the same period of 2016. Year-to-date core earnings increased 16% compared with the same period of 2016 after adjusting for the impact of changes in foreign currency exchange rates. The increase reflects similar factors as described above for 3Q17, partially offset by the impact from the expansion of our dynamic hedging program (there is a corresponding decrease in

Manulife Financial Corporation – Third Quarter 2017

macro hedging costs in the Corporate and Other segment) and the non-recurrence of gains of US$16 million related to two separate reinsurance treaties in 1Q16.
Sales, Gross Flows and New Business Value (comparisons with 3Q16 and percentage change calculated on a constant currency basis)
Annualized premium equivalent sales in 3Q17 were US$734 million, 15% higher than 3Q16, driven by continued growth in Hong Kong, Singapore, mainland China and Vietnam. Contributing to this increase were insurance sales of US$583 million and other wealth APE sales of US$151 million, up 15% and 17%, respectively, from 3Q16. Year-to-date APE sales of US$2.2 billion in 2017 were 19% higher than the same period of 2016, driven by growth in Japan, Hong Kong, Singapore, Vietnam and mainland China.
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Japan APE sales in 3Q17 were US$257 million, the same level as 3Q16. Strong growth in our Corporate and foreign currency denominated products were offset by lower other wealth sales through bancassurance channels.

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Hong Kong APE sales in 3Q17 were US$152 million, a 27% increase, benefiting from continued strong sales from recently-launched customer solutions. Both our agency and bank channels experienced strong double-digit growth.

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Asia Other (excludes Japan and Hong Kong) APE sales in 3Q17 were US$325 million, an increase of 25%. We experienced strong double-digit growth in Singapore, mainland China, Vietnam, Malaysia and Cambodia, and continued growth in the Philippines, partially offset by lower sales in Indonesia and Thailand.

Wealth and asset management gross flows of US$5.5 billion in 3Q17 were US$1.7 billion or 45% higher than 3Q16, mainly driven by strong retail flows from money market funds in mainland China, increased retirement flows in Hong Kong and higher institutional asset management flows. We reported positive net flows of US$1.4 billion in 3Q17, reflecting an increase of US$0.4 billion from 3Q16. The 3Q17 net flows were driven by the strong gross flows noted above, partially offset by higher redemptions of money market funds in mainland China. Year-to-date gross flows of US$14.7 billion in 2017 were 34% higher than the same period of 2016 and year-to-date net flows of US$3.3 billion in 2017 were 15% higher than the same period of 2016.
•
Japan WAM gross flows of US$53 million in 3Q17 more than doubled compared with 3Q16, driven by strong mutual fund sales reflecting bank distribution channel expansion and continued success of existing fund solutions.

•	Hong Kong WAM gross flows of US$1.1 billion in 3Q17 increased 57% compared with 3Q16, reflecting a strong increase in both pension and mutual fund business in all of our distribution channels.
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Asia Other (excludes Japan and Hong Kong) WAM gross flows of US$3.6 billion increased 41% compared with 3Q16, reflecting an increase in money market flows in mainland China and strong retail flows in Singapore, Malaysia and Indonesia driven by bank channel distribution expansion.

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Institutional asset management gross flows in 3Q17 of US$0.8 billion increased 45% compared with 3Q16, due to strong inflows in Japan, Indonesia and Hong Kong partially offset by lower flows from mainland China.

New business value
New business value in 3Q17 was US$229 million, a 21% increase compared with 3Q16 reflecting APE sales growth and management actions to improve margins, partially offset by a change in product mix in Japan. These actions translated into a 2.1 percentage point improvement in NBV margin to 33.2%. Year-to-date NBV in 2017 was US$675 million, a 29% increase compared with the same period last year, reflecting strong double-digit increases in Japan, Hong Kong and Asia Other.
•	Japan NBV in 3Q17 of US$60 million decreased 19% as a result of a change in product mix.
•	Hong Kong NBV in 3Q17 of US$94 million increased 51% as a result of higher sales and continued strong margins.
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Asia Other NBV in 3Q17 of US$75 million increased 43% as a result of continued growth in sales, scale benefits and product actions. The growth was most notable in Singapore, mainland China, Vietnam and the Philippines.

Canadian Division
Business highlights
In 3Q17, Canadian Division delivered solid wealth and asset management net flows driven by the continued success of our Retail platform. Overall insurance sales were in line with 3Q16. We continued to execute our customer-centric and digital strategy, becoming the first Canadian insurer to offer all group claims submissions through online, mobile and traditional channels. We also extended our partnership with Excellence Canada as their Champion of Excellence for Mental Health at Work, reinforcing our continued commitment to improving the mental health of our customers and employees.

Manulife Financial Corporation – Third Quarter 2017

Earnings
In 3Q17, net income attributed to shareholders was $448 million compared with $435 million in 3Q16, core earnings were $466 million in 3Q17 compared with $354 million in 3Q16 and items excluded from core earnings amounted to a net charge of $18 million in 3Q17 compared with a net gain of $81 million in 3Q16.
Core earnings increased $112 million or 32% compared with 3Q16 reflecting an $86 million benefit primarily related to the 3Q17 release of provisions for uncertain tax positions of prior years, higher fee income in our wealth and asset management businesses from higher average asset levels, and a number of favourable smaller items.
Year-to-date net income attributed to shareholders was $720 million in 2017 compared with $1,394 million in the same period of 2016. Year-to-date core earnings of $1,130 million in 2017 were $105 million higher than the same period of 2016, driven by the tax benefit discussed above, higher fee income on wealth and asset management businesses from higher asset levels and a number of smaller items, partially offset by unfavourable policyholder experience.
Sales
Insurance sales were $186 million in 3Q17, an increase of $5 million compared with 3Q16 as higher sales in the small and mid-market group benefits segments were largely offset by lower retail insurance sales due to pricing actions and higher prior year sales in advance of regulatory changes. Year-to-date insurance sales in 2017 were $943 million, $487 million higher than the same period of 2016 driven by large-case sales in our group benefits business.
•
Retail insurance sales in 3Q17 of $35 million decreased 34% compared with 3Q16, reflecting pricing actions and higher universal life sales in 3Q16 in anticipation of regulatory changes that took effect in 1Q17.

•	Institutional Markets sales in 3Q17 of $151 million increased $23 million compared with 3Q16, due to higher sales in the group benefits small and mid-market segments.
Wealth and asset management gross flows in 3Q17 were $4.9 billion, a decrease of $0.3 billion or 7%, compared with 3Q16, driven by lower flows in retirement and retail, partially offset by higher flows in institutional asset management. We reported net flows in 3Q17 of $0.8 billion, down from $1.3 billion in 3Q16 due to lower gross flows as mentioned above and a few large redemptions in the institutional asset management business, partially offset by lower retail redemptions. Year-to-date gross flows in 2017 of $16.9 billion were $1.9 billion or 13% higher than the same period of 2016. Year-to-date net flows of $2.3 billion in 2017 were $1.3 billion lower than the same period of 2016 primarily driven by higher redemptions.
•	Retail gross flows of $2.5 billion in 3Q17 decreased 7% compared with strong 3Q16 results, which benefited from successful sales campaigns.
•	Retirement gross flows of $1.7 billion in 3Q17 decreased 11% compared with 3Q16, mainly due to several large-case sales in 3Q16.
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Institutional asset management gross flows were $0.7 billion, an increase of 11% compared with 3Q16, driven by the funding of a new custom balanced-solution mandate and additional funds from existing clients.

Other wealth sales declined due to actions to de-emphasize fixed product and higher risk segregated fund sales. Other wealth sales in 3Q17 were $658 million, a decrease of 8% compared with 3Q16, and year-to-date Other Wealth sales in 2017 were $2.3 billion, a 9% decrease compared with the same period of 2016.
•	Segregated fund product[1] sales in 3Q17 were $532 million, a decrease of 5% compared with 3Q16 for the reason noted above.
•	Fixed product sales in 3Q17 were $126 million, a decrease of 21% compared with 3Q16 for the reason noted above.
Manulife Bank net lending assets were $20.1 billion as at September 30, 2017, up $0.6 billion or 3% from December 31, 2016.
U.S. Division
Business highlights
U.S. Wealth and Asset Management continued to deliver solid net flows and initiated the roll-out of automated advice solutions to a portion of our retirement customers. Life insurance sales increased 5% from 3Q16. In addition, we also secured additional Vitality marketing partnerships including; a leading auto insurer to offer John Hancock Vitality to their

1 Segregated fund products include guarantees. These products are also referred to as variable annuities.

Manulife Financial Corporation – Third Quarter 2017

customer base, and the American Diabetes Association, to promote healthy living and provide information on the accessibility of life insurance to people living with diabetes.

Earnings
Expressed in U.S. dollars, the functional currency of the division, 3Q17 net income attributed to shareholders was US$507 million compared with US$428 million in 3Q16, core earnings were US$355 million in 3Q17 compared with US$302 million in 3Q16, and items excluded from core earnings were a net gain of US$152 million in 3Q17 compared with a net gain of US$126 million in 3Q16.
The US$53 million increase in core earnings was driven by higher wealth and asset management earnings primarily from higher average assets, lower amortization of deferred acquisition costs on in-force variable annuity business and higher tax benefits. While total policyholder experience was consistent with 3Q16, life and annuity policyholder experience improved and long-term care policyholder experience deteriorated. The improvement in life policyholder experience was partially due to changes in mortality assumptions made as part of the 2017 annual review of actuarial methods and assumptions.
Year-to-date net income attributed to shareholders was US$1,662 million in 2017 compared with US$920 million in the same period of 2016 and included core earnings of US$1,080 million in 2017, a US$215 million increase from the same period of 2016. The drivers of the increase in core earnings included lower policyholder experience losses, higher wealth and asset management earnings primarily from higher average assets and lower deferred acquisition costs on in-force variable annuity business. While we reported policyholder experience losses in both periods, the losses were lower in 2017 partially due to changes in actuarial methods and assumptions.
Sales
Wealth and asset management gross flows in 3Q17 were US$12.5 billion, a decrease of US$0.7 billion or 5% compared with 3Q16, driven by a 19% decline in retirement gross flows reflecting a record-size plan sale in 3Q16, partially offset by higher institutional flows. Net flows were US$1.2 billion for the quarter, compared with net flows of US$0.1 billion in 3Q16, driven by lower redemptions in retail and institutional asset management. Year-to-date gross flows in 2017 of US$42.3 billion were US$2.5 billion or 6% higher than the same period of 2016 and year-to-date net flows in 2017 of US$5.5 billion were US$4.2 billion higher than the same period in 2016.
•	Retail 3Q17 gross flows of US$6.0 billion were in line with 3Q16 reflecting continued success of our product line-up and strong fund performance.
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Retirement 3Q17 gross flows of US$5.5 billion decreased 19% compared with 3Q16, due to a record-size plan sale included in 3Q16 results. The business continued to generate solid sales and consistent ongoing contributions in 3Q17 from both the small- and mid-case markets.

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Institutional asset management 3Q17 gross flows of US$1.0 billion increased 163% compared with 3Q16 due to higher sales of public equity, strategic and fixed income products as well as timber mandates.

U.S. life insurance sales in 3Q17 of US$107 million represented an increase of 5% compared with 3Q16, reflecting strong Accumulation Universal Life ("UL"), Index UL and term sales. The increase in Accumulation UL and Index UL sales were driven by several large cases. Term sales in 3Q17 exceeded 3Q16 by 42% as the repriced product continued to perform well in the market. International sales in 3Q17 were down from prior year and prior quarter, consistent with expectations related to price increases undertaken to improve margins. Year-to-date sales in 2017 of US$343 million increased 12% compared with the same period of 2016.
Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $387 million in 3Q17 compared with a net loss attributed to shareholders of $438 million in 3Q16. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss was $254 million in 3Q17 compared with a core loss of $146 million in 3Q16 and the items excluded from core loss amounted to a net charge of $133 million in 3Q17 compared with a net charge of $292 million in 3Q16.
The $108 million increase in core loss was primarily due to a $240 million charge in our Property and Casualty Reinsurance business for estimated losses relating to hurricanes Harvey, Irma and Maria, partially offset by an $83 million increase in core investment gains, lower expected macro hedging costs and higher realized gains on AFS equities.

Manulife Financial Corporation – Third Quarter 2017

On a year-to-date basis, the net loss attributed to shareholders was $738 million in 2017 compared with a net loss attributed to shareholders of $445 million in the same period of 2016. The year-to-date core loss was $423 million in 2017 compared with $542 million in 2016. The favourable variance in the year-to-date core loss was attributable to the $300 million year-to-date reclassification of favourable investment-related experience to core earnings (year-to-date 2016 was $17 million), $178 million of lower expected macro hedging costs and higher realized gains on AFS equities partially offset by the hurricane-related provisions and higher interest-related costs.

Manulife Financial Corporation – Third Quarter 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS
This Management's Discussion and Analysis ("MD&A") is current as of November 8, 2017, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2017 and the MD&A and audited Consolidated Financial Statements contained in our 2016 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see "Risk Factors" in our 2016 Annual Information Form, "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the MD&A in our 2016 Annual Report, and the "Risk Management" note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms "Company", "Manulife", "we" and "our" mean Manulife Financial Corporation ("MFC") and its subsidiaries.
Contents

A. OVERVIEW
1. Earnings
2. Sales
3. Capital related items
B. FINANCIAL HIGHLIGHTS
1. Third quarter earnings analysis
2. Revenue
3. Premiums and deposits
4. Assets under management and administration
5. Capital
6. Impact of fair value accounting
7. Impact of foreign currency exchange rates
C. PERFORMANCE BY DIVISION
1. Asia
2. Canadian
3. U.S.
4. Corporate and Other
D. PERFORMANCE BY BUSINESS LINE
1. Additional information for Wealth and Asset Management
2. Additional information by business line

E. RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Draft U.S. tax reform legislation
2. Variable annuity and segregated fund guarantees
3. Caution related to sensitivities
4. Publicly traded equity performance risk
5. Interest rate and spread risk
6. Alternative long-duration asset ("ALDA") performance risk

F. ACCOUNTING MATTERS AND CONTROLS
1. Critical accounting and actuarial policies
2. Actuarial methods and assumptions
3. Sensitivity of policy liabilities to asset related assumptions
4. Accounting and reporting changes
5. Quarterly financial information
6. Other
G. OTHER
1. Quarterly dividend
2. Outstanding shares - selected information
3. Performance and Non-GAAP Measures
4. Caution regarding forward-looking statements

Manulife Financial Corporation – Third Quarter 2017

A	OVERVIEW
A1	Earnings
In the third quarter of 2017 ("3Q17"), Manulife's net income attributed to shareholders was $1,105 million, fully diluted earnings per common share was $0.54 and return on common shareholders' equity ("ROE") was 10.8%, compared with $1,117 million, $0.55, and 11.1%, respectively, for the third quarter of 2016 ("3Q16").
Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,085 million in 3Q17 compared with $996 million in 3Q16, and items excluded from core earnings, which amounted to a net gain of $20 million in 3Q17 compared with a net gain of $121 million in 3Q16.

Core earnings in 3Q17 were impacted by a $240 million charge for provisions in our Property and Casualty Reinsurance business related to the recent hurricanes affecting the U.S. and the Caribbean and a $110 million benefit primarily related to the release of provisions for uncertain tax positions of prior years. Excluding these two notable items, core earnings increased $219 million compared with 3Q16, due to an increase in core investment gains (3Q17 core investment gains of $100 million compared with $17 million in 3Q16), a reduction in equity hedging costs, strong new business and in-force growth in Asia and higher fee income in our wealth and asset management businesses. These items were partially offset by the impact of a strengthening Canadian dollar compared with the U.S. dollar. Core earnings in 3Q17 included net insurance and annuity policyholder experience charges of $48 million post-tax ($68 million pre-tax) compared with $20 million post-tax ($37 million pre-tax) in 3Q16. We would also note that the provisions for estimated losses relating to hurricanes Harvey, Irma and Maria are based on our preliminary assessment and that it is too early to determine the final financial impact of these loss events to Manulife given how recently they occurred and their magnitude2.
Total investment-related experience gains were $111 million in 3Q17, compared with $297 million in 3Q16. The gains in 3Q17 were related to the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience. The gains in 3Q16 also related to these items as well as higher than expected returns on our alternative long-duration assets. In accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings in 3Q17 and $17 million in 3Q16. We also reported $11 million in items excluded from core earnings in 3Q17 and $280 million in 3Q16.
The $101 million unfavourable variance in items excluded from core earnings primarily consisted of the $269 million lower investment-related experience reported in items excluded from core earnings (noted above) and $367 million of lower gains related to the direct impact of markets, mostly offset by a $453 million lower net charge from the annual actuarial review and the non-recurrence of the 3Q16 intangible asset impairment charge.
The direct impact of markets was a gain of $47 million in 3Q17, compared with a gain of $414 million in 3Q16. The 3Q17 gains were related to favourable equity markets, partially offset by the direct impact of interest rates on the valuation of our policy liabilities. Charges from the direct impact of interest rates were primarily due to narrowing corporate spreads in the U.S. and realized losses on the sale of available-for-sale ("AFS") bonds partially offset by gains from narrowing swap spreads. The 3Q16 gain was driven by favourable equity markets, narrowing swap spreads and realized gains on the sale of AFS bonds, partially offset by charges related to actions to reduce our exposure to equity markets and interest rates.
In 3Q17, we completed our annual review of actuarial methods and assumptions, which resulted in a net strengthening of our actuarial reserves and a decrease in net income attributed to shareholders of $2 million. Reserve strengthening for updates to alternative long-duration assets and equity returns, and lapse and other policyholder experience assumptions were mostly offset by reserve releases for mortality and morbidity updates, model refinements and other items. As the changes in liability assumptions took place as of the beginning of the quarter, there was a favourable post-tax impact of $18 million on policyholder experience in 3Q17. Please refer to section F2 "Actuarial methods and assumptions" below for additional detail.
Net income attributed to shareholders for the 9 months ended September 30, 2017 was $3,710 million compared with $2,866 million for the 9 months ended September 30, 2016. Year-to-date core earnings amounted to $3,360 million in 2017 compared with $2,734 million in 2016, and items excluded from year-to-date core earnings amounted to a net gain of $350 million in 2017 compared with a net gain of $132 million in 2016. The increase in core earnings on a year-to-date basis reflects similar factors as described above for the quarter and included core investment gains of $300 million in 2017

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]	See "Caution regarding forward -looking statements" below.

Manulife Financial Corporation – Third Quarter 2017

compared with $17 million in the same period of 2016. The $218 million favourable variance on a year-to-date basis of items excluded from core earnings primarily consisted of the $149 million higher investment-related experience reported in items excluded from core earnings, a $441 million lower net charge related to changes in actuarial methods and assumptions and the non-recurrence of an intangible asset impairment charge, partially offset by $441 million of lower gains related to the direct impact of markets.
A2	Sales
Insurance sales1,2 were $1.1 billion in 3Q17, an increase of 10% compared with 3Q16. In Asia, insurance sales increased 15% from 3Q16, driven by strong growth in Singapore, mainland China and Vietnam. In Canada, insurance sales increased slightly from 3Q16 as higher sales in the small and mid-market group benefits segments were largely offset by lower retail insurance sales due to pricing actions and higher 3Q16 sales in advance of regulatory changes. In the U.S., life insurance sales increased by 5% compared with 3Q16 due to favourable large-case sales.
Wealth and asset management ("WAM") net flows1,2 were $4.0 billion in 3Q173 compared with $2.7 billion in 3Q16. 3Q17 marked the 31st consecutive quarter of positive net flows in our WAM businesses with net flows generated across all three operating divisions and in each of our business lines: retirement, retail and institutional asset management. The increase compared with 3Q16 was primarily driven by higher net flows in institutional asset management and continued sales momentum and lower redemption rates in U.S. retail, partially offset by lower net flows in Canadian and U.S. retirement businesses.

Wealth and asset management gross flows1,2 were $27.5 billion in 3Q173 compared with $27.4 billion in 3Q16. In Asia, gross flows increased 45% from 3Q16, driven by strong retail flows from money market funds in mainland China, increased retirement flows in Hong Kong, and higher flows in institutional asset management. These were partially offset by lower gross flows in North America, driven by the non-recurrence of a record-size U.S. retirement plan sale in 3Q16.

Other wealth sales1,2 were $1.9 billion in 3Q17, in line with 3Q16. Sales in Asia increased 8% from 3Q16, with strong sales in Hong Kong and Singapore of newly-launched single premium products, partially offset by a decline in business from the bank channel in Japan. In Canada, sales declined 8% from 3Q16 due to actions to de-emphasize certain products.

A3	Capital related items
The Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio for The Manufacturers Life Insurance Company ("MLI") was 234% as at September 30, 2017 compared with 230% as at both June 30, 2017 and December 31, 2016. The 4 percentage point increase from June 30, 2017 was mainly due to growth in retained earnings and a net capital issuance of $350 million (as noted below) partially offset by modest growth in required capital. The 3Q17 net capital issuance partially pre-financed a senior debt redemption of $600 million in early October 2017.
MFC's MCCSR ratio was 204% as at September 30, 2017 compared with 201% as at June 30, 2017. The difference between the MLI and MFC ratios as at September 30, 2017 was largely due to the $5.4 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level.
MFC's financial leverage ratio as at September 30, 2017 was 29.5%, an increase of 0.3 percentage points from June 30, 2017, primarily due to the net issuance of $350 million of subordinated debt and the reduction in equity as a result of the strengthening of the Canadian dollar.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]	Percentage growth (declines) in sales, gross flows and net flows are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[3]	Commencing in 1Q17, Manulife Asset Management's Institutional asset management net flows and gross flows are reported by the division corresponding to their geographic source.

Manulife Financial Corporation – Third Quarter 2017

B	FINANCIAL HIGHLIGHTS
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	3Q17	2Q17	3Q16	2017	2016
Net income attributed to shareholders	$1,105	$1,255	$1,117	$3,710	$2,866
Preferred share dividends	(39)	(39)	(34)	(119)	(100)
Common shareholders' net income	$1,066	$1,216	$1,083	$3,591	$2,766
Core earnings(1)	$1,085	$1,174	$996	$3,360	$2,734
Basic earnings per common share ($)	$0.54	$0.62	$0.55	$1.82	$1.40
Diluted earnings per common share ($)	$0.54	$0.61	$0.55	$1.81	$1.40
Diluted core earnings per common share ($)(1)	$0.53	$0.57	$0.49	$1.63	$1.34
Return on common shareholders' equity ("ROE")	10.8%	12.4%	11.1%	12.3%	9.7%
Core ROE(1)	10.6%	11.5%	9.8%	11.1%	9.2%
Sales(1) Insurance products	$1,052	$1,364	$1,010	$3,701	$2,878
Wealth and Asset Management gross flows	$27,494	$30,939	$27,418	$91,387	$82,290
Wealth and Asset Management net flows	$4,009	$5,588	$2,694	$13,887	$9,192
Other Wealth products	$1,939	$1,956	$2,038	$5,976	$6,422
Premiums and deposits(1) Insurance products	$8,892	$8,595	$8,347	$25,958	$24,955
Wealth and Asset Management products	$27,494	$30,939	$27,418	$91,387	$82,290
Other Wealth products	$1,742	$1,605	$1,476	$5,020	$4,629
Corporate and Other	$47	$22	$22	$90	$65
Assets under management and administration ($ billions)(1)	$1,006	$1,012	$966	$1,006	$966
Capital ($ billions)(1)	$51.8	$52.0	$51.8	$51.8	$51.8
MLI's MCCSR ratio	234%	230%	234%	234%	234%
(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

B1	Third quarter earnings analysis
The table below reconciles core earnings to net income attributed to shareholders.
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q17	2Q17	3Q16	2017	2016
Core earnings(1)
Asia Division	$428	$405	$394	$1,241	$1,107
Canadian Division	466	345	354	1,130	1,025
U.S. Division	445	452	394	1,412	1,144
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(342)	(168)	(102)	(676)	(334)
Expected cost of macro hedges(2)	(12)	(14)	(61)	(47)	(225)
Core investment gains(3)	100	154	17	300	17
Core earnings	$1,085	$1,174	$996	$3,360	$2,734
Investment-related experience outside of core earnings(3)	11	138	280	149	-
Core earnings and investment-related experience outside of core earnings	$1,096	$1,312	$1,276	$3,509	$2,734
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(2),(3),(4)	47	(37)	414	277	718
Changes in actuarial methods and assumptions	(2)	-	(455)	(2)	(443)
Integration and acquisition costs	(14)	(20)	(23)	(52)	(56)
Other	(22)	-	(95)	(22)	(87)
Net income attributed to shareholders	$1,105	$1,255	$1,117	$3,710	$2,866

Manulife Financial Corporation – Third Quarter 2017

(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(2)
Actual market performance differed from our valuation assumptions in 3Q17, which resulted in a macro hedge experience loss of $18 million. This loss is included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities below.

(3)
As outlined under "Critical Accounting and Actuarial Policies" below, net insurance contract liabilities under International Financial Reporting Standards ("IFRS") for Canadian insurers are determined using the Canadian Asset Liability Method ("CALM"). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see "Performance and Non-GAAP Measures") includes up to $400 million of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale ("AFS") bonds in the Corporate and Other segment. See table below for components of this item.

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q17	2Q17	3Q16	2017	2016
Direct impact of equity markets and variable annuity guarantee liabilities	$126	$55	$96	$403	$(151)
Fixed income reinvestment rates assumed in the valuation of policy liabilities	(22)	(73)	218	(45)	512
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(57)	(19)	255	(81)	512
Risk Reduction related items(1)	-	-	(155)	-	(155)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$47	$(37)	$414	$277	$718
(1)
The risk reduction actions in 3Q16 included selling equity investments supporting our products with guarantee features and increasing the amount of interest rate hedges. The sale of equity investments resulted in a decrease in our underlying earnings sensitivity before hedging and also reduced the amount of hedging instruments used in the macro hedging program (see section E4 "Publicly traded equity performance risk" below).

B2	Revenue
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q17	2Q17	3Q16	2017	2016
Net premium income	$7,243	$6,974	$7,197	$21,267	$20,631
Investment income	3,309	3,444	3,568	10,070	10,081
Other revenue	2,544	2,872	2,921	8,009	8,544
Revenue before items noted below	13,096	13,290	13,686	39,346	39,256
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	(1,163)	3,303	771	2,730	17,555
Total revenue	$11,933	$16,593	$14,457	$42,076	$56,811
Total revenue in 3Q17 was $11.9 billion compared with $14.5 billion in 3Q16. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedging program, a component of revenue (see section B6 "Impact of fair value accounting" below). Accordingly, we discuss specific divisional drivers of revenue before realized and unrealized gains (losses) in section C "Performance by Division" below. 3Q17 revenue before realized and unrealized gains (losses) on assets decreased $0.6 billion compared with 3Q16, primarily due to the impact of changes in foreign currency exchange rates.
Net realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedging program was a loss of $1.2 billion in 3Q17 compared with a gain of $0.8 billion in 3Q16. The 3Q17 loss was due to the increase in Canadian interest rates. Key drivers of the fair value impact in 3Q16 was the decrease in corporate bond interest rates in Canada partially offset by higher interest rates in Japan. U.S. corporate bond interest rates did not materially change in 3Q17 or 3Q16.
On a year-to-date basis, revenue before net realized and unrealized gains (losses) was consistent with the prior year, with gains from year-to-date business growth largely offset by the impact of changes in foreign currency exchange rates. Net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedging program was a gain of $2.7 billion for year-to-date 2017 compared with a gain of $17.6 billion for year-to-date 2016. Key

Manulife Financial Corporation – Third Quarter 2017

drivers for the fair value impact on a year-to-date basis in 2017 were the decline in U.S. and Hong Kong interest rates partially offset by higher interest rates in Canada. Key drivers of fair value impact on a year-to-date basis in 2016 were the decline in interest rates in North America and Asia, primarily in Hong Kong and Japan, and realized gains on the sale of AFS bonds.
B3	Premiums and deposits[1]
Premiums and deposits is an additional measure of our top line growth. It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting.
Premiums and deposits for insurance products were $8.9 billion in 3Q17, an increase of $0.6 billion or 11% compared with 3Q16.2  Asia reported a 19% increase driven by 15% growth in insurance sales and higher recurring premiums from a growing in-force business. In the U.S., insurance premiums and deposits increased 8% primarily driven by higher excess premiums on international universal life products. Canada reported an increase in premiums and deposits of 4% compared with 3Q16 driven by group benefits products. Year-to-date premiums and deposits were $26.0 billion in 2017, a 5% increase compared with $25.0 billion in the same period of 2016.
Premiums and deposits for WAM products were $27.5 billion in 3Q17, an increase of $0.1 billion, or 4%, compared with 3Q16. Please refer to WAM gross flows in section A2 "Sales" above. Year-to-date premiums and deposits were $91.4 billion in 2017, an increase compared with $82.3 billion in the same period of 2016.
Premiums and deposits for Other Wealth products were $1.7 billion in 3Q17, an increase of $0.3 billion, or 23%, compared with 3Q16 and $5.0 billion on a year-to-date basis in 2017 compared with $4.6 billion in the same period of 2016. Asia contributed approximately 75% of the premiums and deposits for both 3Q17 and year-to-date 2017.
B4	Assets under management and administration[1,2]
Assets under management and administration ("AUMA") as at September 30, 2017 were $1,006 billion, an increase of $29 billion, or 8% on a constant currency basis, compared with December 31, 2016. The primary driver of the increase was favourable investment returns and continued customer net inflows.
B5	Capital[1]
MFC's total capital as at September 30, 2017 was $51.8 billion, in line with September 30, 2016 capital and an increase of $1.6 billion from December 31, 2016 capital. The increase from December 31, 2016 was primarily driven by net income attributed to shareholders over the last 9 months, net capital issuances and an increase in the value of available-for-sale securities, partially offset by dividend payments and a strengthening of the Canadian dollar. As noted in section A3 "Capital Related Items" above, MLI's MCCSR ratio was 234% as at September 30, 2017.
B6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see section A1 "Earnings" above for discussion of 3Q17 experience).
Net realized and unrealized losses reported in investment income were $1.2 billion for 3Q17 (3Q16 – gains of $0.8 billion). On a year-to-date basis, net realized and unrealized gains reported in investment income were $2.7 billion for year-to-date 2017 (year-to-date 2016 – $17.6 billion). See section B2 "Revenue" above for discussion of results.
As outlined in the "Critical Accounting and Actuarial Policies" in the MD&A in our 2016 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries ("CIA"). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]
Percentage growth (declines) in sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Third Quarter 2017

gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).
B7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates reduced core earnings by $49 million in 3Q17 compared with 3Q16 primarily due to a stronger Canadian dollar compared with the U.S. dollar. The impact on core earnings was a $49 million reduction for year-to-date 2017 compared with year-to-date 2016 for the reasons stated above. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.
C	PERFORMANCE BY DIVISION
C1	Asia Division
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		3Q17		2Q17		3Q16		2017		2016
Net income attributed to shareholders		$409		$555		$561		$1,551		$710
Core earnings(1)		428		405		394		1,241		1,107
Sales
Annualized premium equivalent ("APE") sales		920		923		865		2,863		2,483
Wealth and asset management gross flows(2)		6,923		6,671		4,981		19,108		14,662
Wealth and asset management net flows(2)		1,784		1,428		1,332		4,250		3,736
Revenue		5,226		5,645		4,665		16,205		16,517
Revenue before realized and unrealized investment income gains and losses(3)		4,889		4,875		4,866		14,617		14,225
Premiums and deposits(2)		11,890		11,380		9,611		33,461		28,126
Assets under management ($ billions)(2)		153.7		152.9		139.7		153.7		139.7
U.S. dollars
Net income attributed to shareholders	US$	327	US$	413	US$	430	US$	1,183	US$	540
Core earnings(1)		342		301		302		951		838
Sales
Annualized premium equivalent ("APE") sales		734		686		663		2,191		1,880
Wealth and asset management gross flows(2)		5,525		4,959		3,817		14,651		11,135
Wealth and asset management net flows(2)		1,424		1,061		1,020		3,270		2,890
Revenue		4,170		4,200		3,572		12,399		12,465
Revenue before realized and unrealized investment income gains and losses(3)		3,901		3,627		3,727		11,194		10,759
Premiums and deposits(2)		9,490		8,461		7,362		25,651		21,316
Assets under management ($ billions)(2)		123.2		117.9		106.5		123.2		106.5
(1)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)
Effective January 1, 2017, the operations of Investment Division's external asset management businesses (MAM) has been reflected in the respective Divisional results. Previously, they were reported in the Corporate and Other segment. The 2016 wealth and asset management gross flows, wealth and asset management net flows, premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

(3)	See section B6 "Impact of fair value accounting".
Asia Division's net income attributed to shareholders was $409 million in 3Q17 compared with $561 million in 3Q16. Net income attributed to shareholders is comprised of core earnings, which was $428 million in 3Q17 compared with $394 million in 3Q16, and items excluded from core earnings, which amounted to a net charge of $19 million in 3Q17 compared with a net gain of $167 million in 3Q16. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $30 million unfavourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$327 million in 3Q17 compared with US$430 million for 3Q16 and core earnings were US$342 million in 3Q17 compared with US$302 million in 3Q16. Items excluded from core earnings were a net charge of US$15 million in 3Q17 compared with a net gain of US$128 million in 3Q16.

Manulife Financial Corporation – Third Quarter 2017

Core earnings in 3Q17 increased 17% compared with 3Q16 after adjusting for the impact of changes in foreign currency exchange rates. The increase in core earnings was driven by growth in new business volumes and solid in-force business growth, partially offset by a small charge related to policyholder experience in 3Q17 compared with a gain in 3Q16.
The US$143 million unfavourable change in items excluded from core earnings was primarily related to a net charge from the direct impact of markets in 3Q17 compared with a net gain in 3Q16.
Year-to-date net income attributed to shareholders was US$1,183 million in 2017 compared with US$540 million in the same period of 2016. Year-to-date core earnings increased 16% compared with the same period of 2016 after adjusting for the impact of changes in foreign currency exchange rates. The increase reflects similar factors as described above for 3Q17, partially offset by the impact from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the non-recurrence of gains of US$16 million related to two separate reinsurance treaties in 1Q16. Items excluded from core earnings were a net gain of US$232 million in 2017 and a net charge of US$298 million for the same period of 2016. These items are outlined in section G3 "Performance and Non-GAAP Measures".
Annualized premium equivalent ("APE") sales1 in 3Q17 were US$734 million, 15%2 higher than 3Q16, driven by continued growth in Hong Kong, Singapore, mainland China and Vietnam. Contributing to this increase were insurance sales of US$583 million and other wealth APE sales of US$151 million, up 15% and 17%, respectively, from 3Q16. Year-to-date APE sales of US$2.2 billion in 2017 were 19% higher than the same period of 2016, driven by growth in Japan, Hong Kong, Singapore, Vietnam and mainland China.
Wealth and asset management gross flows of US$5.5 billion in 3Q17 were US$1.7 billion or 45% higher than 3Q16, mainly driven by strong retail flows from money market funds in mainland China, increased retirement flows in Hong Kong and higher institutional asset management flows. Year-to-date gross flows of US$14.7 billion in 2017 were 34% higher than the same period of 2016.
Wealth and asset management net flows of US$1.4 billion were reported in 3Q17, an increase of US$0.4 billion from 3Q16. The 3Q17 net flows were driven by the strong gross flows noted above, partially offset by higher redemptions of money market funds in mainland China. The 2017 year-to-date net flows of US$3.3 billion were 15% higher than the same period of 2016.
Revenue of US$4.2 billion in 3Q17 increased 17% compared with 3Q16. Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, revenue was US$3.9 billion in 3Q17, an increase of 5% compared with 3Q16, driven by stable recurring premium growth from in-force business and strong growth in new recurring premiums over the past twelve months, partially offset by a decline in single premium sales in Japan. Year-to-date revenue was US$12.4 billion in 2017 compared with US$12.5 billion in the same period of 2016. Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, the year-to-date revenue was US$11.2 billion in 2017, an increase of 4% compared with the same period of 2016.
Premiums and deposits of US$9.5 billion in 3Q17 increased 32% compared with 3Q16. Premiums and deposits for insurance products were US$2.9 billion, an increase of 19%, driven by the 15% growth in insurance sales and higher recurring premiums from the in-force business. WAM deposits of US$5.5 billion in 3Q17 increased 45% compared with 3Q16 for the reasons noted above in WAM gross flows. Other Wealth premiums and deposits of US$1.0 billion in 3Q17 increased 11% compared with 3Q16, as higher sales from new product launches and enhancements were partially offset by the non-recurrence of strong single premium sales in 3Q16 in Japan. Year-to-date premiums and deposits were US$25.7 billion in 2017, an increase of 23% compared with the same period of 2016.
Assets under management were US$123.2 billion as at September 30, 2017, an increase of 14% from December 31, 2016, driven by positive customer net flows of US$9.5 billion and investment income in the past nine months.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]
Percentage growth (declines) in Annualized premium equivalent ("APE") sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Third Quarter 2017

C2	Canadian Division
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q17	2Q17	3Q16	2017	2016
Net income (loss) attributed to shareholders	$448	$84	$435	$720	$1,394
Core earnings(1)	466	345	354	1,130	1,025
Sales: Insurance sales	186	458	181	943	456
Wealth and asset management gross flows(2)	4,876	5,473	5,215	16,907	15,018
Wealth and asset management net flows(2)	782	500	1,277	2,328	3,635
Other wealth sales	658	730	719	2,252	2,479
Revenue	1,188	3,619	4,029	8,153	14,169
Revenue before realized and unrealized investment income gains and losses(3)	2,948	3,138	3,119	9,098	9,255
Premiums and deposits(2)	7,978	8,581	7,995	26,291	24,833
Assets under management ($ billions) (2)	270.8	271.7	262.5	270.8	262.5
(1)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)
Effective January 1, 2017, the operations of Investment Division's external asset management businesses (MAM) has been reported in the respective Divisional results. Previously, they were reported in the Corporate and Other segment. The 2016 wealth and asset management gross flows, wealth and asset management net flows, premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

(3)	See section B6 "Impact of fair value accounting".
Canadian Division's 3Q17 net income attributed to shareholders was $448 million compared with $435 million in 3Q16. Net income attributed to shareholders is comprised of core earnings, which were $466 million in 3Q17 compared with $354 million in 3Q16, and items excluded from core earnings, which were a net charge of $18 million in 3Q17 compared with a net gain of $81 million in 3Q16.
Core earnings increased $112 million or 32% compared with 3Q16 reflecting an $86 million benefit primarily related to the 3Q17 release of provisions for uncertain tax positions of prior years, higher fee income in our wealth and asset management businesses from higher average asset levels, and a number of favourable smaller items.
The $99 million unfavourable change in items excluded from core earnings was primarily due to a net charge from investment-related experience in 3Q17 of $125 million compared with a net gain of $35 million in 3Q16, partially offset by a higher net gain from the direct impact of markets in 3Q17 compared with 3Q16.
Year-to-date net income attributed to shareholders was $720 million in 2017 compared with $1,394 million in the same period of 2016. Year-to-date core earnings of $1,130 million in 2017 were $105 million higher than the same period of 2016, driven by the tax benefit discussed above, higher fee income on wealth and asset management businesses from higher asset levels and a number of smaller items, partially offset by unfavourable policyholder experience. Items excluded from core earnings were a net charge of $410 million in 2017 and a net gain of $369 million for the same period of 2016. These items are outlined in section G3 "Performance and Non-GAAP Measures".
Insurance sales were $186 million in 3Q17, an increase of $5 million compared with 3Q16, as higher sales in the small and mid-market group benefits segments were largely offset by lower retail insurance sales due to pricing actions and higher prior year sales in advance of regulatory changes. Year-to-date insurance sales in 2017 were $943 million, $487 million higher than the same period of 2016 driven by large-case sales in our group benefits business.
Wealth and asset management gross flows in 3Q17 were $4.9 billion, a decrease of $0.3 billion or 7%, compared with 3Q16, driven by lower flows in retirement and retail, partially offset by higher flows in institutional asset management. Year-to-date gross flows in 2017 of $16.9 billion were $1.9 billion or 13% higher than the same period of 2016.
Wealth and asset management net flows in 3Q17 were $0.8 billion, a decrease of $0.5 billion or 39%, compared with 3Q16 due to lower gross flows as mentioned above and a few large redemptions in the institutional asset management business, partially offset by lower retail redemptions. Year-to-date net flows were $2.3 billion in 2017, a decrease of $1.3 billion compared with the same period of 2016 primarily driven by higher redemptions.
Other Wealth sales were $658 million in 3Q17, a decrease of 8% compared with 3Q16, driven by actions to de-emphasize fixed product and higher risk segregated fund sales. Year-to-date Other Wealth sales in 2017 were $2.3 billion, a 9% decrease compared with the same period of 2016.

Manulife Financial Corporation – Third Quarter 2017

Revenue in 3Q17 was $1.2 billion compared with $4.0 billion in 3Q16 and was $8.2 billion for the first three quarters in 2017 compared with $14.2 billion for the same period of 2016. These decreases were driven by the impact of fair value accounting. Total revenue before realized and unrealized gains on assets supporting insurance and investment contract liabilities was $2.9 billion in 3Q17, a decrease of $0.2 billion compared with 3Q16 and was $9.1 billion year-to-date 2017, a decrease of $0.2 billion for the same period of 2016.
Premiums and deposits in 3Q17 were $8.0 billion, in line with 3Q16 levels. Higher group benefits premiums and deposits were offset by lower WAM deposits. WAM deposits were $4.9 billion in 3Q17, a decrease of $0.3 billion, or 7% compared with 3Q16 for the reasons noted above in WAM gross flows. Insurance premiums and deposits were $3.0 billion in 3Q17, an increase of $0.1 billion or 4% compared with 3Q16 due to higher group benefit premiums. Year-to-date premiums and deposits were $26.3 billion in 2017, an increase of $1.5 billion compared with $24.8 billion in the same period of 2016.
Assets under management were $270.8 billion as at September 30, 2017, an increase of $7.5 billion from December 31, 2016, primarily driven by growth in our WAM businesses.
C3	U.S. Division
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		3Q17		2Q17		3Q16		2017		2016
Net income attributed to shareholders		$635		$774		$559		$2,177		$1,207
Core earnings(1)		445		452		394		1,412		1,144
Sales (2):
JH Life Insurance sales		135		165		133		450		403
Wealth and asset management gross flows(3)		15,695		18,795		17,222		55,372		52,610
Wealth and asset management net flows(3)		1,444		3,660		85		7,310		1,821
Revenue		5,638		7,466		5,502		18,127		25,080
Revenue before realized and unrealized investment income gains and losses(4)		5,336		5,332		5,200		15,870		14,384
Premiums and deposits(3)		18,260		21,177		19,635		62,613		58,915
Assets under management and administration ($ billions) (3)		584.3		591.4		572.3		584.3		572.3
U.S. dollars
Net income attributed to shareholders	US$	507	US$	575	US$	428	US$	1,662	US$	920
Core earnings(1)		355		336		302		1,080		865
Sales(2):
JH Life Insurance sales		107		123		102		343		305
Wealth and asset management gross flows(3)		12,529		13,974		13,197		42,277		39,752
Wealth and asset management net flows(3)		1,153		2,722		64		5,540		1,368
Revenue		4,502		5,550		4,216		13,846		18,935
Revenue before realized and unrealized investment income gains and losses(4)		4,261		3,963		3,985		12,153		10,904
Premiums and deposits(3)		14,576		15,746		15,047		47,829		44,538
Assets under management and administration ($ billions) (3)		468.2		455.7		436.3		468.2		436.3
(1)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)
Does not include sales of stand-alone retail individual long-term care products of US$8 million in 3Q16 and US$34 million in the first nine months of 2016. Sales of this product were discontinued in 4Q16.

(3)
Effective January 1, 2017, the operations of Investment Division's external asset management businesses (MAM) has been reported in the respective Divisional results. Previously, they were reported in the Corporate and Other segment. The 2016 wealth and asset management gross flows, wealth and asset management net flows, premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

(4)	See section B6 "Impact of fair value accounting".
U.S. Division's 3Q17 net income attributed to shareholders was $635 million compared with $559 million in 3Q16. Net income attributed to shareholders is comprised of core earnings, which amounted to $445 million in 3Q17 compared with $394 million in 3Q16, and items excluded from core earnings, which amounted to a net gain of $190 million in 3Q17 compared with a net gain of $165 million in 3Q16. The changes in net income attributed to shareholders and core earnings

Manulife Financial Corporation – Third Quarter 2017

expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $19 million unfavourable currency impact from the weakening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the division, 3Q17 net income attributed to shareholders was US$507 million compared with US$428 million in 3Q16, core earnings were US$355 million in 3Q17 compared with US$302 million in 3Q16, and items excluded from core earnings were a net gain of US$152 million in 3Q17 compared with a net gain of US$126 million in 3Q16.
The US$53 million increase in core earnings was driven by higher wealth and asset management earnings primarily from higher average assets, lower amortization of deferred acquisition costs on in-force variable annuity business and higher tax benefits. While total policyholder experience was consistent with 3Q16, life and annuity policyholder experience improved and long-term care policyholder experience deteriorated. The improvement in life policyholder experience was partially due to changes in mortality assumptions made as part of the 2017 annual review of actuarial methods and assumptions.
The items excluded from core earnings in 3Q17 were US$26 million more favourable compared with 3Q16.
Year-to-date net income attributed to shareholders was US$1,662 million in 2017 compared with US$920 million in the same period of 2016 and included core earnings of US$1,080 million in 2017, a US$215 million increase from the same period of 2016. The drivers of the increase in core earnings included lower policyholder experience losses, higher wealth and asset management earnings primarily from higher average assets and lower deferred acquisition costs on in-force variable annuity business. While we reported policyholder experience losses in both periods, the losses were lower in 2017 partially due to changes in actuarial methods and assumptions. Items excluded from core earnings were a net gain of US$582 million in 2017 and a net gain of US$55 million for the same period of 2016. These items are outlined in section G3 "Performance and Non-GAAP Measures".
U.S. life insurance sales in 3Q17 of US$107 million represented an increase of 5% compared with 3Q16, reflecting strong Accumulation Universal Life ("UL"), Index UL and term sales. The increase in Accumulation UL and Index UL sales were driven by several large cases. Term sales in 3Q17 exceeded 3Q16 by 42% as the repriced product continued to perform well in the market. International sales in 3Q17 were down from 3Q16, consistent with expectations related to price increases undertaken to improve margins. Year-to-date sales in 2017 of US$343 million increased 12% compared with the same period of 2016.
Wealth and asset management gross flows in 3Q17 were US$12.5 billion, a decrease of US$0.7 billion or 5% compared with 3Q16, driven by a 19% decline in retirement gross flows reflecting a record-size plan sale in 3Q16, partially offset by higher institutional flows. Year-to-date gross flows in 2017 of US$42.3. billion were US$2.5 billion or 6% higher than in the same period of 2016.
Wealth and asset management net flows were US$1.2 billion in 3Q17, an increase of US$1.1 billion compared with 3Q16, driven by lower redemptions in retail and institutional asset management. Year-to-date net flows in 2017 of US$5.5 billion were US$4.2 billion higher than the same period of 2016.
Revenue in 3Q17 was US$4.5 billion, an increase compared with US$4.2 billion in 3Q16. Revenue before net realized and unrealized gains on assets supporting insurance and investment contract liabilities was US$4.3 billion in 3Q17, an increase of 7% over 3Q16. This increase was driven by higher insurance premiums and investment income. Year-to-date revenue was US$13.8 billion in 2017, a decrease compared with US$18.9 billion in the same period of 2016. Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, year-to-date revenue was US$12.2 billion in 2017, an increase of 11% compared with the same period of 2016.
Premiums and deposits for 3Q17 were US$14.6 billion, a decrease of 3% compared with 3Q16. Premiums and deposits for insurance products were US$1.8 billion in 3Q17, an increase of 8% compared with 3Q16 driven by higher excess premiums on international universal life products and increased long-term care premiums due to the impact of premium rate increases. WAM deposits of US$12.5 billion in 3Q17 decreased by 5% from 3Q16 for the reasons noted above in WAM gross flows. Year-to-date premiums and deposits were US$47.8 billion in 2017, an increase of 7% compared with the same period of 2016.
Assets under management and administration as at September 30, 2017 were US$468.2 billion, up 9% from December 31, 2016. The increase was driven by investment income, the year-to-date impact of favourable equity markets, and positive net flows in our WAM businesses, partially offset by the continued runoff of our Annuities business.

Manulife Financial Corporation – Third Quarter 2017

C4	Corporate and Other
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q17	2Q17	3Q16	2017	2016
Net income (loss) attributed to shareholders	$(387)	$(158)	$(438)	$(738)	$(445)
Core loss excluding expected cost of macro hedges and core investment gains(1)	$(342)	$(168)	$(102)	$(676)	$(334)
Expected cost of macro hedges	(12)	(14)	(61)	(47)	(225)
Core investment gains	100	154	17	300	17
Total core gain (loss)	$(254)	$(28)	$(146)	$(423)	$(542)
Revenue	$(119)	$(137)	$261	$(409)	$1,045
Premiums and deposits(2)	47	22	22	90	65
Assets under management ($ billions) (2)	(2.7)	(4.1)	(8.6)	(2.7)	(8.6)

(1)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)
Effective January 1, 2017, the operations of Investment Division's external asset management businesses (MAM) has been reported in the respective Divisional results. Previously, they were reported in the Corporate and Other segment. The 2016 premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Property and Casualty ("P&C") Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment's earnings. This segment is also where we reclassify favorable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see "Performance and Non-GAAP measures" below).
Corporate and Other reported a net loss attributed to shareholders of $387 million in 3Q17 compared with a net loss attributed to shareholders of $438 million in 3Q16. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss was $254 million in 3Q17 compared with a core loss of $146 million in 3Q16 and the items excluded from core loss amounted to a net charge of $133 million in 3Q17 compared with a net charge of $292 million in 3Q16.
The $108 million increase in core loss was primarily due to a $240 million charge in our P&C Reinsurance business for estimated losses relating to hurricanes Harvey, Irma and Maria, partially offset by an $83 million increase in core investment gains, lower expected macro hedging costs and higher realized gains on AFS equities.
As compared with 3Q16, there was a favourable variance of $159 million related to items excluded from core loss in 3Q17. The variance primarily related to $453 million lower net charges for changes in actuarial methods and assumptions partially offset by a net charge from the direct impact of markets, largely due to the sale of AFS bonds, charges related to the early redemption of debt and an additional $83 million reclassification of favourable investment-related experience to core earnings.
On a year-to-date basis, the net loss attributed to shareholders was $738 million in 2017 compared with a net loss attributed to shareholders of $445 million in the same period of 2016. The year-to-date core loss was $423 million in 2017 compared with $542 million in the same period of 2016. The favourable variance in the year-to-date core loss was attributable to the $300 million year-to-date reclassification of favourable investment-related experience to core earnings (year-to-date 2016 was $17 million), $178 million of lower expected macro hedging costs and higher realized gains on AFS equities partially offset by the hurricane-related provisions and higher interest-related costs. Items excluded from core loss were a net charge of $315 million in 2017 compared with a net gain of $97 million in the same period of 2016. Of the $412 million unfavourable variance in items excluded from core loss, $283 million related to the reclassification of core investment gains. The remaining difference was primarily driven by a net charge from the direct impact of the markets, partially offset by the lower net charges related to the annual review of actuarial methods and assumptions.
Revenue in 3Q17 was a loss of $119 million compared with income of $261 million in 3Q16 and year-to-date revenue was a loss of $409 million in 2017 compared with income of $1,045 million in the same period of 2016. These variances were primarily driven by the change in gains (losses) realized on the sale of AFS bonds, the non-recurrence of MAM revenue as it

Manulife Financial Corporation – Third Quarter 2017

is reported in the Divisional results effective January 1, 2017 and the non-recurrence of the 2016 release of interest on resolution of tax-related positions.
Premiums for the P&C reinsurance business in 3Q17 were $47 million, a $25 million increase compared with 3Q16. Year-to-date premiums were $90 million in 2017, a $25 million increase compared with the same period of 2016. The increase in both periods is primarily related to reinstatement premiums.
D	PERFORMANCE BY BUSINESS LINE
D1	Additional information for wealth and asset management
We provide additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information is intended to facilitate assessment of the financial performance of our WAM businesses and allows for relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization ("core EBITDA"), core EBITDA margin, net flows, gross flows and assets under management and administration ("AUMA")1. Core EBITDA excludes certain acquisition expenses related to our retirement businesses that are deferred and amortized over the expected life time of the customer relationship. These contracts are accounted for as insurance contracts under the Canadian Asset Liability Method ("CALM"). Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management highlights

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q17	2Q17	3Q16	2017	2016
Core earnings	$206	$207	$159	$595	$451
Core EBITDA	344	369	288	1,048	861
Core EBITDA Margin	27.3%	28.4%	23.4%	27.5%	23.8%
Net flows	4,009	5,588	2,694	13,887	9,192
Gross flows	27,494	30,939	27,418	91,387	82,290
Assets under management ("AUM") ($ billions)	489	487	446	489	446
Assets under management and administration ("AUMA") ($ billions)	574	572	525	574	525

In 3Q17, we continued to generate positive net flows (see section A2 "Sales" for further details). AUMA as of September 30, 2017 was $574 billion, an increase of 10% from December 31, 2016, driven by favourable investment returns as well as positive net flows across our three operating divisions and in each of our business lines. We recorded core earnings of $206 million in 3Q17 compared with $159 million in 3Q16 and core EBITDA of $344 million in 3Q17 compared with $288 million in 3Q16. The increase in core earnings and core EBITDA primarily reflects higher fee income on higher average asset levels and lower expenses. Our core EBITDA margin increased to 27.3% in 3Q17, up 3.9 percentage points from 3Q16 driven by these same factors above and 1.1 percentage points lower than 2Q17 as 2Q17 benefited from an expense adjustment related to the timing of compensation expenses.
Year-to-date core earnings were $595 million in 2017 compared with $451 million in the same period of 2016 and core EBITDA was $1,048 million in 2017 compared with $861 million in the same period of 2016. Our core EBITDA margin increased to 27.5% in 2017, up 3.7 percentage points from 2016. The increase in core earnings, core EBITDA and core EBITDA margin is due to the same factors as for the quarterly results.
D2	Additional information by business line
The following tables provide additional information on our core earnings by WAM, Insurance and Other Wealth for each of the divisions. Insurance includes all individual and group insurance businesses and Other Wealth consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada.

1  Core earnings, core EBITDA, core EBITDA margin, net flows, gross flows, assets under management and assets under management and administration are non-GAAP measures. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Third Quarter 2017

Core earnings by line of business

	Quarterly Results			YTD Results
($ millions)	3Q17	2Q17	3Q16	2017	2016
Wealth and Asset Management	$206	$207	$159	$595	$451
Insurance	721	647	638	2,059	1,799
Other Wealth	412	348	337	1,129	1,018
Corporate and Other(1)	(254)	(28)	(138)	(423)	(534)
Total core earnings	$1,085	$1,174	$996	$3,360	$2,734

(1)
2016 core earnings for Corporate and Other exclude Manulife Asset Management results that are included in WAM. Effective January 1, 2017, MAM is no longer reported in the Corporate and Other segment. (See section C "Performance By Division" above.)

Assets under management and administration by line of business

As at	September 30,	June 30,	September 30,
($ billions)	2017	2017	2016
Wealth and Asset Management	$574.2	$572.5	$525.4
Insurance	266.8	271.2	267.0
Other Wealth	167.8	172.3	182.2
Corporate and Other	(2.7)	(4.1)	(8.6)
Total assets under management and administration	$1,006.1	$1,011.9	$966.0

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.
Core earnings by line of business by division

	Quarterly Results			YTD Results
($ millions)	3Q17	2Q17	3Q16	2017	2016
Wealth and Asset Management
Asia	$55	$55	$52	$161	$127
Canada	52	59	33	168	118
U.S.	99	93	82	266	214
Corporate and Other	-	-	(8)	-	(8)
Total Wealth and Asset Management	206	207	159	595	451
Insurance
Asia	280	260	240	802	721
Canada	246	162	207	542	553
U.S.	195	225	191	715	525
Total Insurance	721	647	638	2,059	1,799
Other Wealth
Asia	93	90	101	278	258
Canada
Manulife Bank	37	32	30	105	85
Canada excluding Manulife Bank	131	92	84	315	269
Total Canada	168	124	114	420	354
U.S.	151	134	122	431	406
Total Other Wealth	412	348	337	1,129	1,018
Corporate and Other	(254)	(28)	(138)	(423)	(534)
Total core earnings	$1,085	$1,174	$996	$3,360	$2,734

Manulife Financial Corporation – Third Quarter 2017

E	RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2016 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 "Financial Instruments – Disclosures". Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

E1	Draft U.S. tax reform legislation
On November 2, 2017, the U.S. House of Representatives Ways and Means Committee Chairman introduced draft tax reform legislation for consideration by the U.S. Congress. The draft legislation is in an early stage in the legislative process and will likely be revised prior to its implementation. We are currently reviewing the various components of the proposed tax reform legislation for its potential impact and it is too soon to assess whether its impact may be material to our financial results.1 In our 2016 Annual MD&A, we noted that a reduction to the corporate tax rate could result in a write-down in the value of our net deferred tax asset and change to our assumptions, followed by a reduction in our ongoing effective tax rate. We estimated that a 1% reduction in the U.S. corporate tax rate would result in a one-time charge of approximately US$60 million related to our net deferred tax asset position and assumptions in our policy liabilities and an annual benefit to tax expense reported in core earnings of US$15 million. Other components of the current draft of the tax reform legislation that are specific to the life insurance industry, could also result in a charge related to assumptions in our policy liabilities and adversely impact the annual benefit of the lower rate, but the prospects for these components remains uncertain.
E2	Variable annuity and segregated fund guarantees
As described in the MD&A in our 2016 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E4 "Publicly traded equity performance risk" below).
The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	September 30, 2017			December 31, 2016
As at ($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$5,246	$4,153	$1,148	$5,987	$4,432	$1,570
Guaranteed minimum withdrawal benefit	62,104	56,295	6,337	68,594	59,593	9,135
Guaranteed minimum accumulation benefit	18,412	18,943	19	19,482	19,989	27
Gross living benefits(2)	85,762	79,391	7,504	94,063	84,014	10,732
Gross death benefits(3)	10,862	16,378	1,058	12,200	16,614	1,350
Total gross of reinsurance	96,624	95,769	8,562	106,263	100,628	12,082
Living benefits reinsured	4,563	3,630	976	5,241	3,903	1,349
Death benefits reinsured	3,031	3,015	450	3,429	3,202	564
Total reinsured	7,594	6,645	1,426	8,670	7,105	1,913
Total, net of reinsurance	$89,030	$89,124	$7,136	$97,593	$93,523	$10,169

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at September 30, 2017 was $7,136 million (December 31, 2016 – $10,169 million) of which: US$4,353 million (December 31, 2016 – US$6,008 million) was on our U.S. business, $1,292 million (December 31, 2016 – $1,499 million) was on our Canadian business, US$135 million (December 31, 2016 – US$206 million) was on our Japan business and US$194 million (December 31, 2016 – US$244 million) was related to Asia (other than Japan) and our run-off reinsurance business.

[1]	See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Third Quarter 2017

E3	Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI's MCCSR ratio will be as indicated.
E4	Publicly traded equity performance risk
As outlined in our 2016 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 56 and 57 of our 2016 Annual Report).
The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10, 20 or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section F3 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributable to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain alternative long-duration assets ("ALDA") assets based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Manulife Financial Corporation – Third Quarter 2017

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at September 30, 2017
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,870)	$(2,260)	$(970)	$690	$1,160	$1,480
Asset based fees	(440)	(290)	(150)	150	290	440
General fund equity investments(5)	(880)	(570)	(250)	240	490	720
Total underlying sensitivity before hedging	(5,190)	(3,120)	(1,370)	1,080	1,940	2,640
Impact of macro and dynamic hedge assets(6)	3,080	1,800	770	(670)	(1,130)	(1,460)
Net potential impact on net income after impact of hedging	$(2,110)	$(1,320)	$(600)	$410	$810	$1,180
As at December 31, 2016
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(4,830)	$(2,920)	$(1,290)	$1,000	$1,690	$2,170
Asset based fees	(410)	(280)	(140)	140	280	410
General fund equity investments(5)	(910)	(590)	(270)	240	490	750
Total underlying sensitivity before hedging	(6,150)	(3,790)	(1,700)	1,380	2,460	3,330
Impact of macro and dynamic hedge assets(6)	4,050	2,440	1,060	(910)	(1,610)	(2,160)
Net potential impact on net income after impact of hedging	$(2,100)	$(1,350)	$(640)	$470	$850	$1,170

(1)	See "Caution related to sensitivities" above.

(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section F3 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential immediate impact on MLI's MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)

	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
September 30, 2017	(13)	(8)	(3)	7	17	21
December 31, 2016	(12)	(8)	(4)	3	14	18

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
OSFI rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

E5	Interest rate and spread risk
As at September 30, 2017, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $100 million, and to a 50 basis point increase in interest rates to be nil, after rounding results to the nearest $100 million.
The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of

Manulife Financial Corporation – Third Quarter 2017

policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography that the change occurs in. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening, if sustained, may have a positive long-term economic impact.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate assumptions or calibration criteria for stochastic risk-free rates or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA assets (see "Critical Accounting and Actuarial Policies – Fair Value of Invested Assets" on page 78 of our 2016 Annual Report). More information on ALDA can be found in section E6 "Alternative long-duration asset ("ALDA") performance risk".
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Potential impact on net income attributed to shareholders and MLI's MCCSR ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4),(5)

	September 30, 2017				December 31, 2016
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(100)		$-		$-		$-
From fair value changes in AFS fixed income assets held in surplus, if realized	1,000		(900)		1,000		(900)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(7)		7		(6)		5
From fair value changes in AFS fixed income assets held in surplus, if realized	3		(5)		1		(4)

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at a prior reporting date adjusted for the estimated impact of new business, investment markets and asset trading up to the current reporting date. Any true-up to these estimates is reflected in the sensitivities in the quarter that the projected cash flows are updated. The update of the projected cash flows take place at least annually. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)	The impact on MLI's MCCSR ratio includes both the impact of lower earnings on available capital as well as the increase in required capital that results from a decline in interest rates.

Manulife Financial Corporation – Third Quarter 2017

The following table shows the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
($ millions)	September 30, 2017	December 31, 2016
Corporate spreads(4)
Increase 50 basis points	$700	$700
Decrease 50 basis points	(800)	(800)
Swap spreads
Increase 20 basis points	$(400)	$(500)
Decrease 20 basis points	400	500

(1)	See "Caution related to sensitivities" above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at a prior reporting date adjusted for the estimated impact of new business, investment markets and asset trading up to the current reporting date. Any true-up to these estimates is reflected in the sensitivities in the quarter that the projected cash flows are updated. The update of the projected cash flows take place at least annually.

(4)	Corporate spreads are assumed to grade to the long-term average over five years.
E6	Alternative long-duration asset ("ALDA") performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5)

As at	September 30, 2017		December 31, 2016
($ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,300)	$1,200	$(1,300)	$1,200
Private equities and other ALDA	(1,300)	1,300	(1,200)	1,200
Alternative long-duration assets	$(2,600)	$2,500	$(2,500)	$2,400

(1)	See "Caution Related to Sensitivities" above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; (ii) any gains or losses on ALDA held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section F3 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

F	ACCOUNTING MATTERS AND CONTROLS
F1	Critical accounting and actuarial policies
Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2016. The critical accounting policies and the estimation processes relate to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, provisioning for asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described on pages 71 to 79 of our 2016 Annual Report.
F2	Actuarial methods and assumptions
A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain

Manulife Financial Corporation – Third Quarter 2017

appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company's current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to actuarial assumptions, which could be material.
The quantification of the impact of the 2017 comprehensive review of valuation methods and assumptions is as of July 1, 2017 for all lines of business.
In 3Q17, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $53 million, net of reinsurance, and a decrease in net income attributed to shareholders of $2 million post-tax.
For the quarter ended September 30, 2017 Assumption	Change in gross insurance and investment contract liabilities	Change in insurance and investment contract liabilities net of reinsurance(1)	Change in net income attributed to shareholders (post-tax)
Mortality and morbidity updates	$(26)	$(235)	$285
Lapses and policyholder behaviour	1,057	1,019	(783)
Other updates
ALDA and public equity investment return assumptions	1,403	1,296	(892)
Corporate spread assumptions	(554)	(515)	344
Refinements to liability and tax cash flows	(1,273)	(1,049)	696
Other	(339)	(463)	348
Net impact	$268	$53	$(2)
(1)
The $53 million increase in insurance and investment contract liabilities net of reinsurance, included a decrease in net liabilities associated with participating insurance business resulting in a gain in net income attributed to participating policyholders of $72 million.

Mortality and morbidity updates
Mortality and morbidity updates resulted in a $285 million benefit to net income attributed to shareholders.
We completed a detailed review of the mortality assumptions for our U.S. life insurance business which resulted in a $384 million charge to net income attributed to shareholders. We increased assumptions particularly at older ages, reflecting both industry and our own experience.
Updates to actuarial standards related to future mortality improvement, and the review of mortality improvement assumptions globally, resulted in a $264 million benefit to net income attributed to shareholders primarily in Canada and Asia. The updated actuarial standards include a diversification benefit for the determination of margins for adverse deviation which recognizes the offsetting impact of longevity and mortality risk.
We completed a detailed review of the mortality assumptions for our Canadian retail insurance business which resulted in a $208 million benefit to net income attributed to shareholders.
Other updates to mortality and morbidity assumptions led to a $197 million benefit to net income attributed to shareholders. These updates included a reduction in the margins for adverse deviation applied to our morbidity assumptions for certain medical insurance products in Japan.
Updates to lapses and policyholder behaviour
Updates to lapses and policyholder behaviour assumptions resulted in a $783 million charge to net income attributed to shareholders.
In Canadian retail insurance, lapse assumptions were reduced for certain universal life products to reflect recent experience leading to a $315 million charge to net income attributed to shareholders.
For Canadian segregated fund guaranteed minimum withdrawal benefit lapses, incidence and utilization assumptions were updated to reflect recent experience which led to a $242 million charge to net income attributed to shareholders.
Other updates to lapse and policyholder behaviour assumptions were made across several product lines including reduction in lapse assumptions for our whole life insurance products in Japan, leading to a $226 million charge to net income attributed to shareholders.

Manulife Financial Corporation – Third Quarter 2017

Other updates
Other updates resulted in a $496 million benefit to net income attributed to shareholders.
We reviewed our investment return assumptions for ALDA and public equities, which in aggregate led to a reduction in return assumptions and a $892 million charge to net income attributed to shareholders. We also reviewed future corporate spread assumptions, which led to a $344 million benefit to net income attributed to shareholders.
Refinements to the projection of our liability and tax cash flows in the U.S. resulted in a $696 million benefit to net income attributed to shareholders. These changes included refinements to the projection of policyholder crediting rates for certain universal life insurance products.
Other refinements resulted in a $348 million benefit to net income attributed to shareholders. These changes included a review of provisions for reinsurance counterparty credit risk and several other refinements to the projection of both our asset and liability cash flows.
F3	Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to asset related assumptions underlying policy liabilities is shown below, and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.
Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
($ millions)	September 30, 2017		December 31, 2016
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	3,200	(3,900)	2,900	(3,500)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2016 – $200 million increase). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (2016 – $200 million decrease). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The pre-dividend growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.3% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 6.06% and 7.86%.

(2)
ALDA includes commercial real estate, timber and farmland real estate, power and infrastructure, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. The guidance requires that the investment return assumption for these assets should not be higher than the historical long-term average returns of an appropriate broad-based index. Where such experience is not available, investment return assumptions should not result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20 year horizon, our best estimate return assumptions range between 5.25% and 12%, with an average of 9.3% based on the asset mix backing our guaranteed insurance and annuity business as of September 30, 2017. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.2% based on the asset mix backing our guaranteed insurance and annuity business as of September 30, 2017.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.95% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19.25% per annum in Japan. For European equity funds, the volatility varies between 16.50% and 18.4%

Manulife Financial Corporation – Third Quarter 2017

F4	Accounting and reporting changes
Refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2017 for accounting and reporting changes during the quarter.
F5	Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
($ millions, except per share amounts or otherwise stated, unaudited)	2017	2017	2017	2016	2016	2016	2016	2015
Revenue
Premium income
Life and health insurance	$6,321	$6,040	$5,994	$6,093	$5,950	$5,497	$5,728	$5,331
Annuities and pensions	922	934	1,056	908	1,247	1,209	1,000	1,381
Net premium income	7,243	6,974	7,050	7,001	7,197	6,706	6,728	6,712
Investment income	3,309	3,444	3,317	3,309	3,568	3,213	3,300	2,899
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	(1,163)	3,303	590	(16,421)	771	7,922	8,862	(1,916)
Other revenue	2,544	2,872	2,593	2,637	2,921	2,794	2,829	2,694
Total revenue	$11,933	$16,593	$13,550	$(3,474)	$14,457	$20,635	$21,719	$10,389
Income (loss) before income taxes	$1,269	$1,618	$1,737	$(285)	$1,314	$947	$1,353	$136
Income tax (expense) recovery	(13)	(304)	(346)	450	(117)	(231)	(298)	76
Net income	$1,256	$1,314	$1,391	$165	$1,197	$716	$1,055	$212
Net income attributed to shareholders	$1,105	$1,255	$1,350	$63	$1,117	$704	$1,045	$246
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$1,085	$1,174	$1,101	$1,287	$996	$833	$905	$859
Other items to reconcile net income attributed to shareholders to core earnings(3)
Investment-related experience in excess of amounts included in core earnings	11	138	-	-	280	60	(340)	(361)
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	47	(37)	267	(1,202)	414	(170)	474	(29)
Recapture of reinsurance treaties	-	-	-	-	-	-	-	(52)
Change in actuarial methods and assumptions	(2)	-	-	(10)	(455)	-	12	(97)
Net impact of acquisitions and divestitures	(14)	(20)	(18)	(25)	(23)	(19)	(14)	(39)
Other	(22)	-	-	13	(95)	-	8	(35)
Net income attributed to shareholders	$1,105	$1,255	$1,350	$63	$1,117	$704	$1,045	$246
Basic earnings per common share	$0.54	$0.62	$0.66	$0.01	$0.55	$0.34	$0.51	$0.11
Diluted earnings per common share	$0.54	$0.61	$0.66	$0.01	$0.55	$0.34	$0.51	$0.11
Segregated funds deposits	$8,179	$8,544	$9,632	$8,247	$8,291	$7,899	$8,693	$8,324
Total assets (in billions)	$713	$726	$728	$721	$742	$725	$696	$703
Weighted average common shares (in millions)	1,978	1,977	1,976	1,974	1,973	1,972	1,972	1,972
Diluted weighted average common shares (in millions)	1,986	1,984	1,984	1,980	1,976	1,976	1,976	1,977
Dividends per common share	$0.205	$0.205	$0.205	$0.185	$0.185	$0.185	$0.185	$0.170
CDN$ to US$1 - Statement of Financial Position	1.2480	1.2977	1.3323	1.3426	1.3116	1.3009	1.2970	1.3841
CDN$ to US$1 - Statement of Income	1.2528	1.3450	1.3238	1.3343	1.3050	1.2889	1.3724	1.3360

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(3)
For explanations of other items, see "Third quarter earnings analysis" table in section B "Financial Highlights" and for an operating segment split of these items see the 8 quarter trend tables in section G3 "Performance and Non-GAAP Measures" which reconciles net income attributed to shareholders to core earnings.

F6	Other
No changes were made in our internal control over financial reporting during the three and nine months ended September 30, 2017 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC's Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC's Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Third Quarter 2017

G	OTHER
G1	Quarterly dividend
On November 8, 2017, our Board of Directors approved a quarterly shareholders' dividend of $0.205 per share on the common shares of MFC, payable on and after December 19, 2017 to shareholders of record at the close of business on November 21, 2017.
The Board of Directors also approved that, in respect of MFC's December 19, 2017 common share dividend payment date and pursuant to MFC's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2017 to shareholders of record at the close of business on November 21, 2017.

Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 11 – $0.25 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.136125 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 4 – $0.134008 per share	Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 5 – $0.243188 per share	Class 1 Shares Series 19 – $0.2375 per share
Class 1 Shares Series 7 – $0.2695 per share	Class 1 Shares Series 21 – $0.35 per share
Class 1 Shares Series 9 – $0.271938 per share	Class 1 Shares Series 23 – $0.303125 per share

G2	Outstanding shares – selected information
Common Shares
As at November 2, 2017 MFC had 1,978,845,053 common shares outstanding.
G3	Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization ("core EBITDA"); Core EBITDA Margin; Core Investment Gains; Constant Currency Basis (measures that are reported on a constant currency basis include percentage growth in Core Earnings in Asia Division, Sales, APE Sales, Gross Flows, Premiums and Deposits, Core EBITDA, New Business Value, and Assets under Management and Administration); Assets under Administration; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Capital; Embedded Value; New Business Value; Sales; APE Sales; Gross Flows; and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company's operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflects the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributable to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.

Manulife Financial Corporation – Third Quarter 2017

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See section F5 "Quarterly Financial Information" above for a reconciliation of core earnings to net income attributed to shareholders.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as "core investment gains". This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.

Investment-related experience relates to fixed income investing, alternative long-duration asset returns, credit experience and asset mix changes.
•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2016 was $456 million.
•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale ("AFS") equities and seed money investments are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – Third Quarter 2017

Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the Critical Accounting and Actuarial Policies section above, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. By excluding the results of the annual reviews, core earnings assists investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – Third Quarter 2017

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company

	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Core earnings (loss)
Asia Division	$428	$405	$408	$388	$394	$342	$371	$334
Canadian Division	466	345	319	359	354	333	338	352
U.S. Division	445	452	515	471	394	361	389	332
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(342)	(168)	(166)	(75)	(102)	(125)	(107)	(85)
Expected cost of macro hedges	(12)	(14)	(21)	(36)	(61)	(78)	(86)	(74)
Investment-related experience included in core earnings	100	154	46	180	17	-	-	-
Total core earnings	1,085	1,174	1,101	1,287	996	833	905	859
Investment-related experience outside of core earnings	11	138	-	-	280	60	(340)	(361)
Core earnings plus investment-related experience outside of core earnings	1,096	1,312	1,101	1,287	1,276	893	565	498
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	47	(37)	267	(1,202)	414	(170)	474	(29)
Recapture of reinsurance treaties	-	-	-	-	-	-	-	(52)
Change in actuarial methods and assumptions	(2)	-	-	(10)	(455)	-	12	(97)
Integration and acquisition costs	(14)	(20)	(18)	(25)	(23)	(19)	(14)	(39)
Other	(22)	-	-	13	(95)	-	8	(35)
Net income attributed to shareholders	$1,105	$1,255	$1,350	$63	$1,117	$704	$1,045	$246
Asia Division

	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Asia Division core earnings(1)	$428	$405	$408	$388	$394	$342	$371	$334
Investment-related experience outside of core earnings	48	62	69	74	62	(25)	(20)	(3)
Core earnings plus investment-related experience outside of core earnings	476	467	477	462	456	317	351	331
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(61)	95	119	(15)	107	(287)	(238)	76
Integration and acquisition costs	(6)	(7)	(9)	(4)	(2)	(2)	(2)	-
Other	-	-	-	(12)	-	-	10	2
Net income attributed to shareholders(1)	$409	$555	$587	$431	$561	$28	$121	$409

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
Canadian Division

	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Canadian Division core earnings(1)	$466	$345	$319	$359	$354	$333	$338	$352
Investment-related experience outside of core earnings	(125)	(11)	(38)	17	35	(88)	(78)	(180)
Core earnings plus investment- related experience outside of core earnings	341	334	281	376	389	245	260	172
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	115	(238)	(83)	(266)	60	130	346	(201)
Recapture of reinsurance treaties	-	-	-	-	-	-	-	(52)
Integration and acquisition costs	(8)	(12)	(10)	(18)	(14)	(16)	(6)	(23)
Net income (loss) attributed to shareholders(1)	$448	$84	$188	$92	$435	$359	$600	$(104)

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Manulife Financial Corporation – Third Quarter 2017

U.S. Division

	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
U.S. Division core earnings(1)	$445	$452	$515	$471	$394	$361	$389	$332
Investment-related experience outside of core earnings	181	164	31	97	192	93	(233)	(146)
Core earnings plus investment related experience outside of core earnings	626	616	546	568	586	454	156	186
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	50	159	222	(623)	72	(47)	82	142
Integration and acquisition costs	-	(1)	-	(1)	(4)	-	(4)	(5)
Other	(41)	-	-	(17)	(95)	-	7	-
Net income (loss) attributed to shareholders(1)	$635	$774	$768	$(73)	$559	$407	$241	$323

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Corporate and Other

	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)(1)	$(342)	$(168)	$(166)	$(75)	$(102)	$(125)	$(107)	$(85)
Expected cost of macro hedges	(12)	(14)	(21)	(36)	(61)	(78)	(86)	(74)
Core investment gains	100	154	46	180	17	-	-	-
Total core earnings (loss)	(254)	(28)	(141)	69	(146)	(203)	(193)	(159)
Investment-related experience outside of core earnings	(93)	(77)	(62)	(188)	(9)	80	(9)	(32)
Core loss plus investment- related experience outside of core earnings	(347)	(105)	(203)	(119)	(155)	(123)	(202)	(191)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(57)	(53)	9	(298)	175	34	284	(46)
Changes in actuarial methods and assumptions	(2)	-	-	(10)	(455)	-	12	(97)
Integration and acquisition costs	-	-	1	(2)	(3)	(1)	(2)	(11)
Other	19			42	-	-	(9)	(37)
Net income (loss) attributed to shareholders(1)	$(387)	$(158)	$(193)	$(387)	$(438)	$(90)	$83	$(382)

(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions. The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Core return on common shareholders' equity ("core ROE") is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders' equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 3Q17. Measures that are reported on a constant currency basis include percentage growth in sales, gross flows and assets under management and administration.
Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income and investment contract deposits, (ii) segregated fund deposits, excluding seed money ("deposits from policyholders"), (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, (v) premium equivalents for
"administration services only" group benefit contracts ("ASO premium equivalents"), (vi) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (vii) other deposits in other managed funds.

Manulife Financial Corporation – Third Quarter 2017

Premiums and deposits	Quarterly Results
($ millions)	3Q17	2Q17	3Q 16
Net premium income and investment contract deposits	$7,276	$7,014	$7,235
Deposits from policyholders	7,628	7,887	7,470
Mutual fund deposits	18,237	19,749	18,760
Institutional advisory account deposits	2,958	4,447	1,869
ASO premium equivalents	879	884	748
Group Benefits ceded premiums	1,096	1,054	1,058
Other fund deposits	101	126	123
Total premiums and deposits	38,175	41,161	37,263
Currency impact	-	(2,118)	(1,295)
Constant currency premiums and deposits	$38,175	$39,043	$35,968

Assets under management and administration ("AUMA") is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management ("AUM"), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration ("AUA"), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.
Assets under management and administration
As at
($ millions)	September 30, 2017	June 30, 2017	September 30, 2016
Total invested assets	$325,106	$329,296	$328,756
Segregated funds net assets	316,977	321,267	313,904
Assets under management per financial statements	642,083	650,563	642,660
Mutual funds	184,952	182,160	161,933
Institutional advisory accounts (excluding segregated funds)	87,045	86,916	75,428
Other funds	6,976	7,094	6,217
Total assets under management	921,056	926,733	886,238
Other assets under administration	85,015	85,127	79,719
Currency impact	-	(24,927)	(34,923)
Constant currency assets under management and administration	$1,006,071	$986,933	$931,034

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income ("AOCI") on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
($ millions)	September 30, 2017	June 30, 2017	September 30, 2016
Total equity	$43,755	$44,225	$43,315
Add AOCI loss on cash flow hedges	122	148	391
Add liabilities for capital instruments	7,903	7,630	8,134
Total capital	$51,780	$52,003	$51,840

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a basis more comparable to how the profitability of global asset managers are generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the Canadian Asset Liability Method (CALM). Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our global wealth and asset management business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and

Manulife Financial Corporation – Third Quarter 2017

amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our WAM businesses, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Wealth and Asset Management

	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Core EBITDA	$344	$369	$335	$306	$288	$288	$285	$302
Amortization of deferred acquisition costs and other depreciation	84	88	85	85	89	77	85	84
Amortization of deferred sales commissions	23	23	28	24	24	26	29	22
Core earnings before income taxes	237	258	222	197	175	185	171	196
Core income tax (expense) recovery	(31)	(51)	(40)	(19)	(16)	(33)	(31)	(41)
Core earnings	$206	$207	$182	$178	$159	$152	$140	$155

Embedded value ("EV") is a measure of the present value of shareholders' interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders' equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife's Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes Manulife's WAM, Bank and Property and Casualty Reinsurance businesses.
New business value ("NBV") is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders' interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife's wealth and asset management businesses and Manulife Bank and the short-term Property and Casualty Reinsurance business. NBV is a useful metric to evaluate the value created by the Company's new business franchise.
New business value margin is calculated as NBV divided by annualized premium equivalents ("APE") excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude wealth and asset management, Manulife Bank and Property and Casualty Reinsurance businesses. The NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance. As we discontinued sales of new retail stand-alone long-term care policies in the U.S. in 4Q16, commencing in 1Q17, stand-alone long-term care premiums are not included in sales.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
For Asia, annualized premium equivalent ("APE") sales is comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and other wealth products. APE sales are presented for our Asia division as this metric is widely used by insurance companies in Asia.
Other Wealth sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.

Manulife Financial Corporation – Third Quarter 2017

Gross flows is a new business measure presented for WAM businesses and includes all deposits into the Company's mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.
G4	Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the provision for estimated property and casualty reinsurance claims related to the recent hurricanes affecting the United States and Caribbean and the potential impact of draft tax reform legislation in the United States.
The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of acquisitions; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies", under "Risk Management",

Manulife Financial Corporation – Third Quarter 2017

"Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report and in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – Third Quarter 2017

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	September 30, 2017	December 31, 2016
Assets
Cash and short-term securities	$15,251	$15,151
Debt securities	168,476	168,622
Public equities	20,430	19,496
Mortgages	44,639	44,193
Private placements	31,033	29,729
Policy loans	5,739	6,041
Loans to bank clients	1,735	1,745
Real estate	13,971	14,132
Other invested assets	23,832	22,760
Total invested assets (note 3)	325,106	321,869
Other assets
Accrued investment income	2,128	2,260
Outstanding premiums	1,055	845
Derivatives (note 4)	16,214	23,672
Reinsurance assets	30,385	34,952
Deferred tax assets	4,655	4,439
Goodwill and intangible assets	9,788	10,107
Miscellaneous	7,068	7,360
Total other assets	71,293	83,635
Segregated funds net assets (note 13)	316,977	315,177
Total assets	$713,376	$720,681
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$293,228	$297,505
Investment contract liabilities (note 5)	3,128	3,275
Deposits from bank clients	18,050	17,919
Derivatives (note 4)	8,920	14,151
Deferred tax liabilities	1,882	1,359
Other liabilities	14,171	15,596
	339,379	349,805
Long-term debt (note 7)	5,362	5,696
Capital instruments (note 8)	7,903	7,180
Segregated funds net liabilities (note 13)	316,977	315,177
Total liabilities	669,621	677,858
Equity
Preferred shares (note 9)	3,577	3,577
Common shares (note 9)	22,930	22,865
Contributed surplus	286	284
Shareholders' retained earnings	12,135	9,759
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(403)	(417)
Available-for-sale securities	14	(394)
Cash flow hedges	(122)	(232)
Translation of foreign operations and real estate revaluation surplus	4,104	6,390
Total shareholders' equity	42,521	41,832
Participating policyholders' equity	351	248
Non-controlling interests	883	743
Total equity	43,755	42,823
Total liabilities and equity	$713,376	$720,681
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – Third Quarter 2017

Consolidated Statements of Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2017	2016	2017	2016
Revenue
Premium income
Gross premiums	$9,211	$9,207	$27,326	$27,480
Premiums ceded to reinsurers	(1,968)	(2,010)	(6,059)	(6,849)
Net premiums	7,243	7,197	21,267	20,631
Investment income (note 3)
Investment income	3,309	3,568	10,070	10,081
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	(1,163)	771	2,730	17,555
Net investment income	2,146	4,339	12,800	27,636
Other revenue	2,544	2,921	8,009	8,544
Total revenue	11,933	14,457	42,076	56,811
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	6,059	6,118	19,187	18,728
Change in insurance contract liabilities	2,540	5,393	10,104	29,658
Change in investment contract liabilities	47	47	142	(12)
Benefits and expenses ceded to reinsurers	(1,901)	(1,947)	(6,271)	(6,072)
Change in reinsurance assets	(137)	(562)	2,120	(746)
Net benefits and claims	6,608	9,049	25,282	41,556
General expenses	1,794	1,834	5,286	5,161
Investment expenses	389	391	1,178	1,185
Commissions	1,475	1,487	4,590	4,262
Interest expense	306	288	844	747
Net premium taxes	92	94	272	286
Total contract benefits and expenses	10,664	13,143	37,452	53,197
Income before income taxes	1,269	1,314	4,624	3,614
Income tax expense	(13)	(117)	(663)	(646)
Net income	$1,256	$1,197	$3,961	$2,968
Net income (loss) attributed to:
Non-controlling interests	$33	$67	$148	$120
Participating policyholders	118	13	103	(18)
Shareholders	1,105	1,117	3,710	2,866
	$1,256	$1,197	$3,961	$2,968
Net income attributed to shareholders	$1,105	$1,117	$3,710	$2,866
Preferred share dividends	(39)	(34)	(119)	(100)
Common shareholders' net income	$1,066	$1,083	$3,591	$2,766
Earnings per share
Basic earnings per common share (note 9)	$0.54	$0.55	$1.82	$1.40
Diluted earnings per common share (note 9)	0.54	0.55	1.81	1.40
Dividends per common share	0.205	0.185	0.615	0.555
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements. Manulife Financial Corporation – Third Quarter 2017 41

Consolidated Statements of Comprehensive Income (Loss)
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2017	2016	2017	2016
Net income	$1,256	$1,197	$3,961	$2,968
Other comprehensive income ("OCI") (loss), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(1,472)	357	(2,536)	(1,243)
Net investment hedges	170	(66)	250	142
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	(23)	46	407	845
Reclassification of net realized gains and impairments to net income	(12)	(230)	-	(517)
Cash flow hedges:
Unrealized gains (losses) arising during the period	23	21	102	(135)
Reclassification of realized losses to net income	3	3	8	8
Share of other comprehensive income of associates	-	-	1	-
Total items that may be subsequently reclassified to net income	(1,311)	131	(1,768)	(900)
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	8	(3)	14	14
Total items that will not be reclassified to net income	8	(3)	14	14
Other comprehensive income (loss), net of tax	(1,303)	128	(1,754)	(886)
Total comprehensive income (loss), net of tax	$(47)	$1,325	$2,207	$2,082
Total comprehensive income (loss) attributed to:
Non-controlling interests	$33	$67	$148	$121
Participating policyholders	118	13	103	(18)
Shareholders	(198)	1,245	1,956	1,979

Income Taxes included in Other Comprehensive Income (Loss)
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2017	2016	2017	2016
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$-	$2	$(1)	$-
Unrealized foreign exchange gains/losses on net investment hedges	43	(21)	54	52
Unrealized gains/losses on available-for-sale financial securities	(13)	(6)	124	337
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	6	(80)	22	(184)
Unrealized gains/losses on cash flow hedges	12	6	42	(57)
Reclassification of realized gains/losses to net income on cash flow hedges	1	1	4	4
Change in pension and other post-employment plans	4	(1)	7	8
Total income tax expense (recovery)	$53	$(99)	$252	$160
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2017

Consolidated Statements of Changes in Equity
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2017	2016
Preferred shares
Balance, beginning of period	$3,577	$2,693
Issued during the period (note 9)	-	425
Issuance costs, net of tax	-	(8)
Balance, end of period	3,577	3,110
Common shares
Balance, beginning of period	22,865	22,799
Issued on exercise of stock options	65	20
Balance, end of period	22,930	22,819
Contributed surplus
Balance, beginning of period	284	277
Exercise of stock options and deferred share units	(11)	(4)
Stock option expense	13	16
Balance, end of period	286	289
Shareholders' retained earnings
Balance, beginning of period	9,759	8,398
Net income attributed to shareholders	3,710	2,866
Preferred share dividends	(119)	(100)
Common share dividends	(1,215)	(1,068)
Balance, end of period	12,135	10,096
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	5,347	6,992
Change in actuarial gains (losses) on pension and other post-employment plans	14	14
Change in unrealized foreign exchange gains (losses) of net foreign operations	(2,286)	(1,101)
Change in unrealized gains (losses) on available-for-sale financial securities	407	327
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	110	(127)
Share of other comprehensive income of associates	1	-
Balance, end of period	3,593	6,105
Total shareholders' equity, end of period	42,521	42,419
Participating policyholders' equity
Balance, beginning of period	248	187
Net income (loss) attributed to participating policyholders	103	(18)
Balance, end of period	351	169
Non-controlling interests
Balance, beginning of period	743	592
Net income attributed to non-controlling interests	148	120
Other comprehensive income attributed to non-controlling interests	-	1
Contributions (distributions), net	(8)	14
Balance, end of period	883	727
Total equity, end of period	$43,755	$43,315
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2017

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2017	2016
Operating activities
Net income	$3,961	$2,968
Adjustments:
Increase in insurance contract liabilities	10,104	29,658
Increase (decrease) in investment contract liabilities	142	(12)
(Increase) decrease in reinsurance assets	2,120	(746)
Amortization of (premium) discount on invested assets	178	41
Other amortization	405	549
Net realized and unrealized (gains) losses and impairments on assets	(3,962)	(20,172)
Deferred income tax expense	345	343
Stock option expense	13	16
Cash provided by operating activities before undernoted item	13,306	12,645
Changes in policy related and operating receivables and payables	(651)	(455)
Cash provided by operating activities	12,655	12,190
Investing activities
Purchases and mortgage advances	(67,555)	(81,123)
Disposals and repayments	55,078	64,956
Change in investment broker net receivables and payables	194	31
Net cash decrease from purchase of subsidiaries and businesses	(10)	(103)
Cash used in investing activities	(12,293)	(16,239)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	252	768
Issue of long-term debt, net (note 7)	-	3,538
Redemption of long-term debt (note 7)	(7)	(8)
Issue of capital instruments, net (note 8)	1,740	479
Redemption of capital instruments (note 8)	(899)	-
Secured borrowing from securitization transactions	643	722
Changes in deposits from Bank clients, net	176	198
Shareholders' dividends paid in cash	(1,334)	(1,193)
Contributions from (distribution to) non-controlling interests, net	(8)	14
Common shares issued, net (note 9)	65	20
Preferred shares issued, net (note 9)	-	417
Cash provided by financing activities	628	4,955
Cash and short-term securities
Increase during the period	990	906
Effect of foreign exchange rate changes on cash and short-term securities	(718)	(394)
Balance, beginning of period	14,238	17,002
Balance, end of period	14,510	17,514
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	15,151	17,885
Net payments in transit, included in other liabilities	(913)	(883)
Net cash and short-term securities, beginning of period	14,238	17,002
End of period
Gross cash and short-term securities	15,251	18,179
Net payments in transit, included in other liabilities	(741)	(665)
Net cash and short-term securities, end of period	$14,510	$17,514
Supplemental disclosures on cash flow information
Interest received	$7,907	$7,856
Interest paid	763	650
Income taxes paid	612	669
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2017

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation ("MFC") is a publicly traded company and the holding company of The Manufacturers Life Insurance Company ("MLI"), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. ("JHRECO"), a Bermudian reinsurance company. MFC and its subsidiaries (collectively, "Manulife" or the "Company") is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife's international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"), using accounting policies which are consistent with those used in the Company's 2016 Annual Consolidated Financial Statements, except as disclosed in current year Interim Consolidated Financial Statements Accounting and Reporting Changes notes.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016, included on pages 107 to 184 of the Company's 2016 Annual Report, as well as the disclosures on risk in the shaded area of sections E2 to E6 of the third quarter 2017 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2017 were authorized for issue by MFC's Board of Directors on November 8, 2017.
Note 2	Accounting and Reporting Changes
Future accounting and reporting changes
(i)	Amendments to IAS 28 "Investments in Associates and Joint Ventures"
Amendments to IAS 28 "Investments in Associates and Joint Ventures" were issued in October 2017 and are effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively.  The amendments clarify that an entity applies IFRS 9 "Financial Instruments" to financial interests in an associate or joint venture to which the equity method is not applied. Adoption of these amendments is not expected to have a significant impact on the Company's Consolidated Financial Statements.
(ii)	Amendments to IFRS 9 "Financial Instruments"
 Amendments to IFRS 9 "Financial Instruments" were issued in October 2017, and are effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively. The amendments allow financial assets to be measured at amortized cost or fair value through other comprehensive income even if the lender is required to pay a reasonable compensation in the event of an early termination of the contract by the borrower (also referred to as prepayment features with negative compensation). Adoption of these amendments is not expected to have a significant impact on the Company's Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2017

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at September 30, 2017	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$433	$10,894	$3,924	$15,251	$15,251
Debt securities(5)
Canadian government and agency	17,125	4,278	-	21,403	21,403
U.S. government and agency	10,737	15,039	-	25,776	25,776
Other government and agency	17,039	2,773	-	19,812	19,812
Corporate	93,175	5,149	-	98,324	98,324
Mortgage/asset-backed securities	2,910	251	-	3,161	3,161
Public equities	17,327	3,103	-	20,430	20,430
Mortgages	-	-	44,639	44,639	46,005
Private placements	-	-	31,033	31,033	33,150
Policy loans	-	-	5,739	5,739	5,739
Loans to Bank clients	-	-	1,735	1,735	1,738
Real estate
Own use property	-	-	1,322	1,322	2,448
Investment property	-	-	12,649	12,649	12,649
Other invested assets
Alternative long-duration assets(6)	11,447	89	8,588	20,124	20,351
Various other	141	-	3,567	3,708	3,707
Total invested assets	$170,334	$41,576	$113,196	$325,106	$329,944
As at December 31, 2016	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$269	$11,705	$3,177	$15,151	$15,151
Debt securities(5)
Canadian government and agency	18,030	6,715	-	24,745	24,745
U.S. government and agency	13,971	13,333	-	27,304	27,304
Other government and agency	18,629	2,312	-	20,941	20,941
Corporate	87,374	5,041	-	92,415	92,415
Mortgage/asset-backed securities	2,886	331	-	3,217	3,217
Public equities	16,531	2,965	-	19,496	19,496
Mortgages	-	-	44,193	44,193	45,665
Private placements	-	-	29,729	29,729	31,459
Policy loans	-	-	6,041	6,041	6,041
Loans to Bank clients	-	-	1,745	1,745	1,746
Real estate
Own use property	-	-	1,376	1,376	2,524
Investment property	-	-	12,756	12,756	12,756
Other invested assets
Alternative long-duration assets(6)	10,707	96	8,048	18,851	19,193
Various other	164	-	3,745	3,909	3,910
Total invested assets	$168,561	$42,498	$110,810	$321,869	$326,563

(1)
The FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance contract liabilities. There would otherwise be a mismatch if the available-for-sale ("AFS") classification was selected because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)	Primarily includes assets classified as loans and carried at amortized cost, own use property, investment property, equity method accounted investments, oil and gas investments, and leveraged leases.
(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $3,075 (December 31, 2016 – $3,111), cash equivalents with maturities of less than 90 days at acquisition amounting to $8,252 (December 31, 2016 – $8,863) and cash of $3,924 (December 31, 2016 – $3,177).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $702 and $62, respectively (December 31, 2016 – $893 and $192, respectively).
(6)
Includes investments in private equity of $4,820, power and infrastructure of $7,079, oil and gas of $2,663, timber and agriculture sectors of $5,037 and various other invested assets of $525 (December 31, 2016 – $4,619, $6,679, $2,093, $4,972 and $487, respectively).

Manulife Financial Corporation – Third Quarter 2017

(b)	Investment income

	three months ended		nine months ended
	September 30,		September 30,
For the	2017	2016	2017	2016
Interest income	$2,580	$2,631	$7,923	$7,854
Dividend, rental and other income	686	517	1,963	1,478
Net recoveries (impairments and provisions)	(10)	(15)	(7)	(162)
Other	53	435	191	911
	3,309	3,568	10,070	10,081
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	(899)	297	1,960	8,893
Public equities	492	616	1,439	819
Mortgages	31	17	49	60
Private placements	24	(6)	33	(100)
Real estate	86	122	279	116
Other invested assets	213	417	283	639
Derivatives, including macro equity hedging program	(1,110)	(692)	(1,313)	7,128
	(1,163)	771	2,730	17,555
Total investment income	$2,146	$4,339	$12,800	$27,636

(c)	Fair value measurement
The following tables present the fair value of the Company's invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by the fair value hierarchy.

As at September 30, 2017	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$433	$-	$433	$-
AFS	10,894	-	10,894	-
Other	3,924	3,924	-	-
Debt securities
FVTPL
Canadian government and agency	17,125	-	17,125	-
U.S. government and agency	10,737	-	10,737	-
Other government and agency	17,039	-	16,815	224
Corporate	93,175	2	92,472	701
Residential mortgage/asset-backed securities	8	-	7	1
Commercial mortgage/asset-backed securities	830	-	830	-
Other securitized assets	2,072	-	2,045	27
AFS
Canadian government and agency	4,278	-	4,278	-
U.S. government and agency	15,038	-	15,038	-
Other government and agency	2,773	-	2,730	43
Corporate	5,150	-	5,065	85
Residential mortgage/asset-backed securities	41	-	41	-
Commercial mortgage/asset-backed securities	122	-	122	-
Other securitized assets	88	-	87	1
Public equities
FVTPL	17,327	17,323	-	4
AFS	3,103	3,101	2	-
Real estate - investment property(1)	12,649	-	-	12,649
Other invested assets(2)	15,639	-	-	15,639
Segregated funds net assets(3)	316,977	279,051	33,735	4,191
Total	$549,422	$303,401	$212,456	$33,565

Manulife Financial Corporation – Third Quarter 2017

As at December 31, 2016	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$269	$-	$269	$-
AFS	11,705	-	11,705	-
Other	3,177	3,177	-	-
Debt securities
FVTPL
Canadian government and agency	18,030	-	18,030	-
U.S. government and agency	13,971	-	13,971	-
Other government and agency	18,629	-	18,357	272
Corporate	87,374	2	86,721	651
Residential mortgage/asset-backed securities	10	-	8	2
Commercial mortgage/asset-backed securities	680	-	674	6
Other securitized assets	2,196	-	2,161	35
AFS
Canadian government and agency	6,715	-	6,715	-
U.S. government and agency	13,333	-	13,333	-
Other government and agency	2,312	-	2,261	51
Corporate	5,041	-	4,967	74
Residential mortgage/asset-backed securities	65	-	64	1
Commercial mortgage/asset-backed securities	123	-	121	2
Other securitized assets	143	-	141	2
Public equities
FVTPL	16,531	16,524	-	7
AFS	2,965	2,963	2	-
Real estate - investment property(1)	12,756	-	-	12,756
Other invested assets(2)	14,849	-	-	14,849
Segregated funds net assets(3)	315,177	278,066	32,537	4,574
Total	$546,051	$300,732	$212,037	$33,282

(1)
For real estate investment property, the significant unobservable inputs are capitalization rates (ranging from 3.50% to 9.00% during the period and ranging from 3.75% to 9.75% during the year 2016) and terminal capitalization rates (ranging from 4.1% to 9.25% during the period and ranging from 4.1% to 10.00% during the year 2016). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company's power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 9.20% to 15.0% (for the year ended December 31, 2016 – ranged from 9.63% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.5% (for the year ended December 31, 2016 – ranged from 5.0% to 7.5%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company's Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

Manulife Financial Corporation – Third Quarter 2017

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose summarized fair value information categorized by the hierarchy, together with the related carrying values.

As at September 30, 2017	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$44,639	$46,005	$-	$-	$46,005
Private placements	31,033	33,150	-	27,294	5,856
Policy loans	5,739	5,739	-	5,739	-
Loans to Bank clients	1,735	1,738	-	1,738	-
Real estate - own use property	1,322	2,448	-	-	2,448
Other invested assets(1)	8,193	8,419	62	-	8,357
Total invested assets disclosed at fair value	$92,661	$97,499	$62	$34,771	$62,666
As at December 31, 2016	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$44,193	$45,665	$-	$-	$45,665
Private placements	29,729	31,459	-	26,073	5,386
Policy loans	6,041	6,041	-	6,041	-
Loans to Bank clients	1,745	1,746	-	1,746	-
Real estate - own use property	1,376	2,524	-	-	2,524
Other invested assets(1)	7,911	8,254	54	-	8,200
Total invested assets disclosed at fair value	$90,995	$95,689	$54	$33,860	$61,775
(1)
Other invested assets disclosed at fair value include $3,223 (December 31, 2016 – $3,368) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three and nine months ended September 30, 2017, the Company had $nil and $nil transfers from Level 1 to Level 2 (three and nine months ended September 30, 2016 – $nil and $nil). Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had $nil and $nil transfers from Level 2 to Level 1 during the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 –$nil and $nil).
For segregated funds net assets, the Company had $3 and $1 transfers from Level 1 to Level 2 for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 – $nil and $nil). The Company had $2 and $2 transfers from Level 2 to Level 1 for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 – $7 and $6).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company's own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – Third Quarter 2017

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2017 and 2016.

For the three months ended September 30, 2017	Balance as at July 1, 2017	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales(3)	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at September 30, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$247	$(7)	$-	$9	$(21)	$-	$-	$-	$(4)	$224	$(7)
Corporate	674	12	-	45	(8)	(1)	-	-	(21)	701	13
Residential mortgage/asset-backed securities	2	-	-	-	-	-	-	-	(1)	1	-
Commercial mortgage/asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
Other securitized assets	29	-	-	-	-	(2)	-	-	-	27	-
	952	5	-	54	(29)	(3)	-	-	(26)	953	6
AFS
Other government & agency	53	-	(4)	2	(7)	-	-	-	(1)	43	-
Corporate	84	-	4	2	(4)	-	-	-	(1)	85	-
Residential mortgage/asset- backed securities	-	-	-	-	-	-	-	-	-	-	-
Commercial mortgage/asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
Other securitized assets	1	-	-	-	-	(1)	-	-	1	1	-
	138	-	-	4	(11)	(1)	-	-	(1)	129	-
Public equities
FVTPL	7	-	-	-	(3)	-	-	-	-	4	-
	7	-	-	-	(3)	-	-	-	-	4	-
Real estate - investment property	12,748	74	-	246	(120)	-	-	-	(299)	12,649	56
Other invested assets	15,113	196	2	1,092	(77)	(213)	-	-	(474)	15,639	160
	27,861	270	2	1,338	(197)	(213)	-	-	(773)	28,288	216
Segregated funds net assets	4,231	34	-	56	(37)	(5)	-	-	(88)	4,191	29
Total	$33,189	$309	$2	$1,452	$(277)	$(222)	$-	$-	$(888)	$33,565	$251

For the three months ended September 30, 2016	Balance as at July 1, 2016	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales(3)	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at September 30, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$298	$6	$-	$15	$(4)	$(23)	$-	$-	$(4)	$288	$6
Corporate	783	11	-	10	(1)	(68)	-	-	3	738	9
Residential mortgage/asset- backed securities	2	(1)	-	-	-	-	-	-	1	2	1
Commercial mortgage/asset-backed securities	38	(1)	-	-	(16)	(1)	-	-	-	20	1
Other securitized assets	43	-	-	-	-	(3)	-	-	(1)	39	-
	1,164	15	-	25	(21)	(95)	-	-	(1)	1,087	17
AFS
Other government & agency	48	-	1	5	-	-	-	-	-	54	-
Corporate	85	-	-	5	-	-	-	-	(1)	89	-
Residential mortgage/asset- backed securities	1	(1)	1	-	-	1	-	-	(1)	1	-
Commercial mortgage/asset-backed securities	2	-	-	-	-	-	-	-	-	2	-
Other securitized assets	4	-	-	-	-	(1)	-	-	-	3	-
	140	(1)	2	10	-	-	-	-	(2)	149	-
Public equities
FVTPL	4	-	-	4	-	-	-	-	(1)	7	-
	4	-	-	4	-	-	-	-	(1)	7	-
Real estate - investment property	12,066	127	-	337	(39)	-	-	-	79	12,570	119
Other invested assets	13,190	410	1	581	(34)	(190)	-	-	110	14,068	421
	25,256	537	1	918	(73)	(190)	-	-	189	26,638	540
Segregated funds net assets	4,714	43	-	57	(149)	(1)	(13)	(99)	18	4,570	44
Total	$31,278	$594	$3	$1,014	$(243)	$(286)	$(13)	$(99)	$203	$32,451	$601

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.

Manulife Financial Corporation – Third Quarter 2017

(3)
Sales in 2017 include $619 of U.S. commercial real estate sold to the Hancock US Real Estate Fund, L.P., an associate of the Company which is a structured entity based on partnership voting rights. The Company provides management services to the fund and owns approximately 11.7% of its partnership interests. Sales in 2016 include $1,011 of U.S. commercial real estate sold to the Manulife US Real Estate Investment Trust in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights. The Company provides management services to the trust and owns approximately 9.5% of its units.

(4)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of period.

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2017 and 2016.

For the nine months ended September 30, 2017	Balance as at January 1, 2017	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales(3)	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at September 30, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$272	$(3)	$-	$21	$(58)	$(6)	$-	$-	$(2)	$224	$(2)
Corporate	651	28	-	95	(33)	(19)	24	(21)	(24)	701	14
Residential mortgage/asset- backed securities	2	-	-	-	-	-	-	-	(1)	1	(1)
Commercial mortgage/asset-backed securities	6	-	-	-	(5)	(1)	-	-	-	-	-
Other securitized assets	35	-	-	-	-	(6)	-	-	(2)	27	-
	966	25	-	116	(96)	(32)	24	(21)	(29)	953	11
AFS
Other government & agency	51	-	(3)	13	(15)	(2)	-	-	(1)	43	-
Corporate	74	-	4	19	(10)	(2)	-	-	-	85	-
Residential mortgage/asset- backed securities	1	-	(1)	-	-	-	-	-	-	-	-
Commercial mortgage/asset-backed securities	2	-	-	-	(1)	(1)	-	-	-	-	-
Other securitized assets	2	-	-	-	-	(1)	-	-	-	1	-
	130	-	-	32	(26)	(6)	-	-	(1)	129	-
Public equities
FVTPL	7	-	-	-	(3)	-	-	-	-	4	-
	7	-	-	-	(3)	-	-	-	-	4	-
Real estate - investment property	12,756	239	-	1,060	(849)	-	-	-	(557)	12,649	207
Other invested assets	14,849	258	1	2,466	(436)	(641)	-	-	(858)	15,639	80
	27,605	497	1	3,526	(1,285)	(641)	-	-	(1,415)	28,288	287
Segregated funds net assets	4,574	59	-	107	(180)	(19)	-	(184)	(166)	4,191	35
Total	$33,282	$581	$1	$3,781	$(1,590)	$(698)	$24	$(205)	$(1,611)	$33,565	$333

Manulife Financial Corporation – Third Quarter 2017

For the nine months ended September 30, 2016	Balance as at January 1, 2016	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales(3)	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at September 30, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$310	$18	$-	$20	$(27)	$(27)	$-	$-	$(6)	$288	$17
Corporate	903	18	-	73	(72)	(115)	-	(83)	14	738	5
Residential mortgage/asset- backed securities	15	(1)	-	-	(11)	(1)	-	-	-	2	1
Commercial mortgage/asset-backed securities	70	-	-	-	(42)	(4)	-	-	(4)	20	(2)
Other securitized assets	48	1	-	-	(1)	(6)	-	-	(3)	39	1
	1,346	36	-	93	(153)	(153)	-	(83)	1	1,087	22
AFS
Other government & agency	42	-	3	14	(5)	-	-	-	-	54	-
Corporate	90	-	(1)	27	(25)	(3)	-	-	1	89	-
Residential mortgage/asset- backed securities	8	(1)	1	-	(6)	-	-	-	(1)	1	-
Commercial mortgage/asset-backed securities	4	-	-	-	-	(1)	-	-	(1)	2	-
Other securitized assets	5	1	1	-	-	(3)	-	-	(1)	3	-
	149	-	4	41	(36)	(7)	-	-	(2)	149	-
Public equities
FVTPL	1	-	-	6	-	-	-	-	-	7	-
	1	-	-	6	-	-	-	-	-	7	-
Real estate - investment property	13,968	158	-	542	(1,661)	-	-	-	(437)	12,570	196
Other invested assets	12,977	637	7	1,585	(58)	(529)	-	-	(551)	14,068	682
	26,945	795	7	2,127	(1,719)	(529)	-	-	(988)	26,638	878
Segregated funds net assets	4,656	114	-	334	(248)	(18)	(25)	(103)	(140)	4,570	106
Total	$33,097	$945	$11	$2,601	$(2,156)	$(707)	$(25)	$(186)	$(1,129)	$32,451	$1,006

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.
(3)
Sales in 2017 include $619 of U.S. commercial real estate sold to the Hancock US Real Estate Fund, L.P., an associate of the Company which is a structured entity based on partnership voting rights. The Company provides management services to the fund and owns approximately 11.7% of its partnership interests. Sales in 2016 include $1,011 of U.S. commercial real estate sold to the Manulife US Real Estate Investment Trust in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights. The Company provides management services to the trust and owns approximately 9.5% of its units.

(4)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.
Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation – Third Quarter 2017

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents the gross notional amount and the fair value of derivative contracts by underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.

		September 30, 2017			December 31, 2016
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$611	$-	$21	$2,158	$-	$477
	Foreign currency swaps	84	-	4	91	1	3
Cash flow hedges	Foreign currency swaps	1,277	-	338	1,285	-	447
	Forward contracts	188	-	4	255	-	23
	Equity contracts	145	20	-	126	21	1
Total derivatives in qualifying hedge accounting relationships		2,305	20	367	3,915	22	951
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		237,810	14,217	7,176	281,188	21,900	10,878
Interest rate futures		12,696	-	-	11,616	-	-
Interest rate options		9,734	326	-	9,390	376	-
Foreign currency swaps		15,383	435	1,158	12,226	347	1,645
Currency rate futures		3,776	-	-	4,729	-	-
Forward contracts		21,262	538	193	15,411	340	644
Equity contracts		13,315	663	26	14,989	669	33
Credit default swaps		647	15	-	662	18	-
Equity futures		13,243	-	-	16,072	-	-
Total derivatives not designated in qualifying hedge accounting relationships		327,866	16,194	8,553	366,283	23,650	13,200
Total derivatives		$330,171	$16,214	$8,920	$370,198	$23,672	$14,151
The total notional value of $330 billion (December 31, 2016 – $370 billion) includes $113 billion (December 31, 2016 – $177 billion) related to derivatives utilized in the Company's variable annuity guarantee dynamic hedging and macro equity risk hedging programs. As a result of the Company's variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.
Fair value of derivative instruments is summarized by term to maturity in the following table. The fair values shown do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at September 30, 2017	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$465	$719	$621	$14,409	$16,214
Derivative liabilities	319	142	249	8,210	8,920
	Remaining term to maturity
As at December 31, 2016	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$467	$680	$719	$21,806	$23,672
Derivative liabilities	593	595	511	12,452	14,151

Manulife Financial Corporation – Third Quarter 2017

The following tables present the fair value of derivative contracts categorized by hierarchy.

As at September 30, 2017	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$15,069	$-	$14,339	$730
Foreign exchange contracts	447	-	447	-
Equity contracts	683	-	601	82
Credit default swaps	15	-	15	-
Total derivative assets	$16,214	$-	$15,402	$812
Derivative liabilities
Interest rate contracts	$7,358	$-	$6,922	$436
Foreign exchange contracts	1,536	-	1,536	-
Equity contracts	26	-	8	18
Total derivative liabilities	$8,920	$-	$8,466	$454
As at December 31, 2016	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$22,602	$-	$22,045	$557
Foreign exchange contracts	362	-	361	1
Equity contracts	690	-	182	508
Credit default swaps	18	-	18	-
Total derivative assets	$23,672	$-	$22,606	$1,066
Derivative liabilities
Interest rate contracts	$11,984	$-	$11,114	$870
Foreign exchange contracts	2,133	-	2,133	-
Equity contracts	34	-	1	33
Total derivative liabilities	$14,151	$-	$13,248	$903

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three months ended September 30,		nine months ended September 30,
For the	2017	2016	2017	2016
Balance at the beginning of the period	$757	$1,628	$163	$350
Net realized / unrealized gains (losses) included in:
Net income(1)	49	149	669	1,418
OCI(2)	-	10	(8)	4
Purchases	7	237	15	360
Sales	-	25	-	(124)
Settlements	(5)	-	(17)	-
Transfers
Into Level 3(3)	-	-	-	-
Out of Level 3(3)	(438)	(292)	(446)	(211)
Currency movement	(12)	14	(18)	(26)
Balance at the end of the period	$358	$1,771	$358	$1,771
Change in unrealized gains (losses) on instruments still held	$30	$170	$471	$1,505

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when inputs used to price the assets and liabilities become available from observable market data.

Note 5	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company's current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the valuation assumptions, which could be material.

Manulife Financial Corporation – Third Quarter 2017

Annual Review 2017
The quantification of the impact of the 2017 comprehensive review of valuation methods and assumptions is as of July 1, 2017 for all lines of business.
In 3Q17, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $53, net of reinsurance, and a decrease in net income attributed to shareholders of $2 post-tax.
For the three and nine months ended September 30, 2017
Assumption	Change in gross insurance and investment contract liabilities	Change in insurance and investment contract liabilities net of reinsurance(1)	Change in net income attributed to shareholders (post-tax)
Mortality and morbidity updates	$(26)	$(235)	$285
Lapses and policyholder behaviour	1,057	1,019	(783)
Other updates
ALDA and public equity investment return assumptions	1,403	1,296	(892)
Corporate spread assumptions	(554)	(515)	344
Refinements to liability and tax cash flows	(1,273)	(1,049)	696
Other	(339)	(463)	348
Net impact	$268	$53	$(2)
(1)
The $53 increase in insurance and investment contract liabilities net of reinsurance, included a decrease in net liabilities associated with participating insurance business resulting in a gain in net income attributed to participating policyholders of $72.

Mortality and morbidity updates
Mortality and morbidity updates resulted in a $285 benefit to net income attributed to shareholders.
The Company completed a detailed review of the mortality assumptions for its U.S. Life Insurance business which resulted in a $384 charge to net income attributed to shareholders. Assumptions were increased, particularly at older ages, reflecting both industry and its own experience.
Updates to actuarial standards related to future mortality improvement, and the review of mortality improvement assumptions globally, resulted in a $264 benefit to net income attributed to shareholders primarily in Canada and Asia. The updated actuarial standards include a diversification benefit for the determination of margins for adverse deviation which recognizes the offsetting impact of longevity and mortality risk.
The Company completed a detailed review of the mortality assumptions for its Canadian retail insurance business which resulted in a $208 benefit to net income attributed to shareholders.
Other updates to mortality and morbidity assumptions led to a $197 benefit to net income attributed to shareholders. These updates included a reduction in the margins for adverse deviation applied to the morbidity assumptions for certain medical insurance products in Japan.
Updates to lapses and policyholder behaviour
Updates to lapses and policyholder behaviour assumptions resulted in a $783 charge to net income attributed to shareholders.
In Canadian retail insurance, lapse assumptions were reduced for certain universal life products to reflect recent experience leading to a $315 charge to net income attributed to shareholders.
For Canadian segregated fund guaranteed minimum withdrawal benefit lapses, incidence and utilization assumptions were updated to reflect recent experience which led to a $242 charge to net income attributed to shareholders.
Other updates to lapse and policyholder behaviour assumptions were made across several product lines including reduction in lapse assumptions for the Company whole life insurance products in Japan, leading to a $226 charge to net income attributed to shareholders.
Other updates
Other updates resulted in a $496 benefit to net income attributed to shareholders.
The Company reviewed its investment return assumptions for ALDA and public equities, which in aggregate led to a reduction in return assumptions and a $892 charge to net income attributed to shareholders. The Company also reviewed future corporate spread assumptions, which led to a $344 benefit to net income attributed to shareholders.

Manulife Financial Corporation – Third Quarter 2017

Refinements to the projection of the Company liability and tax cash flows in the U.S. resulted in a $696 benefit to net income attributed to shareholders. These changes included refinements to the projection of policyholder crediting rates for certain universal life insurance products.
Other refinements resulted in a $348 benefit to net income attributed to shareholders. These changes included a review of provisions for reinsurance counterparty credit risk and several other refinements to the projection of both the Company asset and liability cashflows.
Annual Review 2016
In the third quarter of 2016, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $682, net of reinsurance. Net income attributed to shareholders decreased by $455 post-tax.

	For the three months ended			For the nine months ended
	September 30, 2016			September 30, 2016
Assumption	Change in gross insurance and investment contract liabilities	Change in insurance and investment contract liabilities net of reinsurance	Change in net income attributed to shareholders (post-tax)	Change in gross insurance and investment contract liabilities	Change in insurance and investment contract liabilities net of reinsurance	Change in net income attributed to shareholders (post-tax)
JH Long Term Care triennial review	$639	$639	$(415)	$639	$639	$(415)
Mortality and morbidity updates	(12)	(53)	76	(12)	(53)	76
Lapses and policyholder behaviour
U.S. Variable Annuities guaranteed minimum withdrawal benefit incidence and utilization	(1,024)	(1,024)	665	(1,024)	(1,024)	665
Other lapses and policyholder behaviour	509	427	(353)	509	427	(353)
Economic reinvestment assumptions	459	443	(313)	459	443	(313)
Other updates	650	250	(115)	531	215	(103)
Net impact	$1,221	$682	$(455)	$1,102	$647	$(443)

(b)	Investment contracts – Fair value measurement
As at September 30, 2017, the fair value of investment contract liabilities measured at fair value was $629 (December 31, 2016 – $631). Carrying value and fair value of investment contract liabilities measured at amortized cost were $2,499 and $2,803, respectively (December 31, 2016 – $2,644 and $2,905, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three and nine months ended September 30, 2017 and 2016.

	three months ended September 30,		nine months ended September 30,
For the	2017	2016	2017	2016
Death, disability and other claims	$3,760	$3,310	$11,481	$10,309
Maturity and surrender benefits	1,633	1,697	4,849	4,928
Annuity payments	1,094	1,076	3,320	3,219
Policyholder dividends and experience rating refunds	264	329	829	859
Net transfers from segregated funds	(692)	(294)	(1,292)	(587)
Total	$6,059	$6,118	$19,187	$18,728

Note 6	Risk Management

The Company's risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company's 2016 Annual Consolidated Financial Statements as well as the shaded tables and text under the "Risk Management" section of the Management Discussion and Analysis ("MD&A") in the 2016 Annual Report.
(a)	Risk disclosures included in the third quarter's MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk and interest rate, spread risk and alternative long-duration asset performance risk are disclosed in sections E2 to E6 of the

Manulife Financial Corporation – Third Quarter 2017

Third Quarter 2017 MD&A. These disclosures are in accordance with IFRS 7 "Financial Instruments: Disclosures" and IAS 34 "Interim Financial Reporting", and are an integral part of these Interim Consolidated Financial Statements.
(b)  Credit risk
(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at September 30, 2017	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$112	$1,634	$4,391	$2,064	$44	$15	$8,260
Office	57	1,242	4,631	1,679	37	29	7,675
Multi-family residential	524	1,388	1,812	795	-	-	4,519
Industrial	18	367	1,565	506	181	-	2,637
Other	386	308	1,251	596	64	-	2,605
Total commercial mortgages	1,097	4,939	13,650	5,640	326	44	25,696
Agricultural mortgages	-	137	56	464	26	-	683
Private placements	1,047	4,028	11,691	12,625	721	921	31,033
Total	$2,144	$9,104	$25,397	$18,729	$1,073	$965	$57,412
As at December 31, 2016	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$97	$1,620	$4,391	$2,085	$-	$7	$8,200
Office	68	1,255	3,972	1,938	55	36	7,324
Multi-family residential	656	1,362	1,944	844	-	-	4,806
Industrial	22	360	1,452	831	169	-	2,834
Other	428	261	1,323	493	60	-	2,565
Total commercial mortgages	1,271	4,858	13,082	6,191	284	43	25,729
Agricultural mortgages	-	151	61	469	141	-	822
Private placements	1,086	4,466	10,672	11,605	936	964	29,729
Total	$2,357	$9,475	$23,815	$18,265	$1,361	$1,007	$56,280

The credit quality of residential mortgages and loans to Manulife Bank of Canada clients is assessed at least annually with the loan being performing or non-performing as the key credit quality indicator.
The following table summarizes the carrying value of residential mortgages and loans to Bank clients.

As at	September 30, 2017			December 31, 2016
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,356	$10,884	$18,240	$7,574	$10,050	$17,624
Non-performing(1)	6	14	20	6	13	19
Loans to Bank clients
Performing	n/a	1,733	1,733	n/a	1,743	1,743
Non-performing(1)	n/a	2	2	n/a	2	2
Total	$7,362	$12,633	$19,995	$7,580	$11,808	$19,388

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

Manulife Financial Corporation – Third Quarter 2017

(ii)	Past due or credit impaired financial assets
The following tables present the carrying value of past due but not impaired and impaired financial assets.

	Past due but not impaired
As at September 30, 2017	Less than 90 days	90 days and greater	Total	Impaired assets net of allowance for losses	Allowance for losses
Debt securities
FVTPL	$17	$-	$17	$49	$-
AFS	-	2	2	2	-
Private placements	130	-	130	38	39
Mortgages and loans to Bank clients	62	21	83	47	28
Other financial assets	45	50	95	1	-
Total	$254	$73	$327	$137	$67
	Past due but not impaired
As at December 31, 2016	Less than 90 days	90 days and greater	Total	Impaired assets net of allowance for losses	Allowance for losses
Debt securities
FVTPL	$90	$-	$90	$38	$-
AFS	16	9	25	-	-
Private placements	215	64	279	152	92
Mortgages and loans to Bank clients	50	20	70	33	26
Other financial assets	57	54	111	8	-
Total	$428	$147	$575	$231	$118
(c)	Securities lending, repurchase and reverse repurchase transactions
As at September 30, 2017, the Company had loaned securities (which are included in invested assets) with a market value of $1,116 (December 31, 2016 – $1,956). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at September 30, 2017, the Company had engaged in reverse repurchase transactions of $140 (December 31, 2016 – $250) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $139 as at September 30, 2017 (December 31, 2016 – $255) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps ("CDSs") to complement its debt securities investing. The Company will not write CDS protection in excess of its government bond holdings.
The following tables provide details of the CDS protection sold by type of contract and external agency rating for the underlying reference security.

As at September 30, 2017	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$12	$-	1
AA	35	1	2
A	450	11	3
BBB	150	3	3
Total single name CDSs	$647	$15	3
Total CDS protection sold	$647	$15	3

Manulife Financial Corporation – Third Quarter 2017

As at December 31, 2016	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$13	$-	2
AA	37	1	3
A	457	13	4
BBB	155	4	3
Total single name CDSs	$662	$18	4
Total CDS protection sold	$662	$18	4

(1)	Rating agency designations are based on S&P where available followed by Moody's, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.
The Company held no purchased credit protection as at September 30, 2017 and December 31, 2016.
(e)	Derivatives
The Company's point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at September 30, 2017, the percentage of the Company's derivative exposure which was with counterparties rated AA- or higher amounted to 18 per cent (December 31, 2016 – 22 per cent). As at September 30, 2017, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $3,110 (December 31, 2016 – $3,891). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $nil (December 31, 2016 – $nil).
(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate assets the Company holds as collateral to offset against obligations to the same counterparty.
The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

Manulife Financial Corporation – Third Quarter 2017

		Related amounts not set off in the Consolidated Statements of Financial Position
As at September 30, 2017	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$16,817	$(7,792)	$(8,936)	$89	$88
Securities lending	1,116	-	(1,116)	-	-
Reverse repurchase agreements	140	(27)	(113)	-	-
Total financial assets	$18,073	$(7,819)	$(10,165)	$89	$88
Financial liabilities
Derivative liabilities	$(9,783)	$7,792	$1,759	$(232)	$(46)
Repurchase agreements	(139)	27	112	-	-
Total financial liabilities	$(9,922)	$7,819	$1,871	$(232)	$(46)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2016	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$24,603	$(12,031)	$(12,382)	$190	$189
Securities lending	1,956	-	(1,956)	-	-
Reverse repurchase agreements	250	-	(250)	-	-
Total financial assets	$26,809	$(12,031)	$(14,588)	$190	$189
Financial liabilities
Derivative liabilities	$(15,095)	$12,031	$2,800	$(264)	$(42)
Repurchase agreements	(255)	-	255	-	-
Total financial liabilities	$(15,350)	$12,031	$3,055	$(264)	$(42)

(1)	Financial assets and financial liabilities in the above table include accrued interest of $609 and $863, respectively (December 31, 2016 – $935 and $944, respectively).
(2)
Financial and cash collateral pledged excludes over-collateralization. As at September 30, 2017 the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $749, $407, $80 and $ nil, respectively (December 31, 2016 – $398, $494, $107 and $1, respectively). As at September 30, 2017, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
The net amount includes derivative contracts entered between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered with these trusts.

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments

				September 30,	December 31,
As at	Issue date	Maturity date	Par value	2017	2016
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,240	$1,333
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	924	994
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	336	361
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,239	1,333
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	622	669
7.768% Medium term notes(2)	April 8, 2009	April 8, 2019	$600	600	599
5.505% Medium term notes	June 26, 2008	June 26, 2018	$400	400	400
Other notes payable	n/a	n/a	n/a	1	7
Total				$5,362	$5,696

(1)
These U.S. dollar senior notes have been designated as hedges of the Company's net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(2)
On October 6, 2017, the Company redeemed, prior to maturity, all of its outstanding 7.768% medium term notes due April 8, 2019. The early redemption premium of $44 before income taxes, was recorded as interest expense in the third quarter.

Manulife Financial Corporation – Third Quarter 2017

(b)	Fair value measurement
Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2017, fair value of long-term debt was $5,793 (December 31, 2016 - $6,100). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2016 – Level 2).

Note 8	Capital Instruments

(a)	Carrying value of capital instruments

					September 30,	December 31,
As at	Issue date	Maturity date	Par value		2017	2016
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108		$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036		$650	647	647
Subordinated notes - 4.061% fixed/fixed reset(1)	February 24, 2017	February 24, 2032	US$	750	930	-
Subordinated debentures - 3.049% fixed/floating(2)	August 18, 2017	August 20, 2029		$750	746	-
Subordinated debentures - 3.181% fixed/floating	November 20, 2015	November 22, 2027		$1,000	996	996
Subordinated debentures - 3.85% fixed/fixed reset	May 25, 2016	May 25, 2026	S$	500	458	461
Subordinated debentures - 2.389% fixed/floating	June 1, 2015	January 5, 2026		$350	349	349
Subordinated debentures - 2.10% fixed/floating	March 10, 2015	June 1, 2025		$750	748	747
Subordinated debentures - 2.64% fixed/floating	December 1, 2014	January 15, 2025		$500	499	499
Subordinated debentures - 2.811% fixed/floating	February 21, 2014	February 21, 2024		$500	499	499
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$	450	581	627
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023		$250	250	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023		$200	200	200
Subordinated debentures - 3.938% fixed/floating(3)	September 21, 2012	September 21, 2022		$400	-	407
Subordinated debentures - 4.165% fixed/floating(4)	February 17, 2012	June 1, 2022		$500	-	499
Total					$7,903	$7,180

(1)
Issued by MFC during the year, interest is payable semi-annually. After February 24, 2027, the interest rate will reset to equal the 5-Year Mid-Swap rate plus 1.647%. With regulatory approval, MFC may redeem the notes, in whole, but not in part, on February 24, 2027, at a redemption price equal to par, together with accrued and unpaid interest.

(2)
Issued by MFC during the year, interest is payable semi-annually. After August 20, 2024, the interest rate will reset to equal the 90-day Bankers' Acceptance rate plus 1.05%. With regulatory approval, MFC may redeem the notes, in whole, or in part, on or after August 20, 2024, at a redemption price equal to par, together with accrued and unpaid interest.

(3)	MLI redeemed in full the 3.938% subordinated debentures on September 21, 2017, the first par redemption date.
(4)	MLI redeemed in full the 4.165% subordinated debentures on June 1, 2017, the first par redemption date.
(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2017, fair value of capital instruments was $8,126 (December 31, 2016 – $7,417). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2016 – Level 2).

Manulife Financial Corporation – Third Quarter 2017

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.

	2017		2016
For the periods ended September 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	146	$3,577	110	$2,693
Issued, Class 1 shares, Series 21	-	-	17	425
Converted, Class 1 shares, Series 3	-	-	(2)	(42)
Issued, Class 1 shares, Series 4	-	-	2	42
Issuance costs, net of tax	-	-	-	(8)
Balance, September 30	146	$3,577	127	$3,110

Further information on the preferred shares outstanding is as follows.

As at September 30, 2017	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Faceamount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4	June 20, 2016	floating(6)	n/a	2	42	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195
Series 7(4),(5),(7)	February 22, 2012	4.312%	March 19, 2022	10	250	244
Series 9(4),(5),(8)	May 24, 2012	4.351%	September 19, 2022	10	250	244
Series 11(4),(5)	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13(4),(5)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(4),(5)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467
Total				146	$3,650	$3,577

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares, MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97% and Series 23 – 3.83%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three month Government of Canada treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 will equal the three month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 7 on March 19, 2017 (the earliest redemption date). Dividend rate for Class 1 Shares Series 7 was reset as specified in footnote 4 above to an annual fixed rate of 4.312% for a five year period commencing on March 20, 2017.

(8)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 9 on September 19, 2017 (the earliest redemption date). Dividend rate for Class 1 Shares Series 9 was reset as specified in footnote 4 above to an annual fixed rate of 4.351% for a five year period commencing on September 20, 2017.

Manulife Financial Corporation – Third Quarter 2017

(b)	Common shares
As at September 30, 2017, there were 30 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2016 – 31 million).

For the	nine months ended	year ended
Number of common shares (in millions)	September 30, 2017	December 31, 2016
Balance, beginning of period	1,975	1,972
Issued on exercise of stock options and deferred share units	3	3
Balance, end of period	1,978	1,975

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		nine months ended
For the	September 30,		September 30,
(in millions)	2017	2016	2017	2016
Weighted average number of common shares	1,978	1,973	1,977	1,972
Dilutive stock-based awards(1)	8	3	8	4
Weighted average number of diluted common shares	1,986	1,976	1,985	1,976

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(c)	Earnings per share
The following table presents basic and diluted earnings per common share of the Company.

	three months ended		nine months ended
For the	September 30,		September 30,
	2017	2016	2017	2016
Basic earnings per common share	$0.54	$0.55	$1.82	$1.40
Diluted earnings per common share	0.54	0.55	1.81	1.40

Note 10	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company's material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended September 30,	2017	2016	2017	2016
Defined benefit current service cost	$11	$14	$-	$-
Defined benefit administrative expenses	2	2	1	1
Service cost	13	16	1	1
Interest on net defined benefit (asset) liability	3	7	1	1
Defined benefit cost	16	23	2	2
Defined contribution cost	17	10	-	-
Net benefit cost	$33	$33	$2	$2

Manulife Financial Corporation – Third Quarter 2017

	Pension plans		Retiree welfare plans
For the nine months ended September 30,	2017	2016	2017	2016
Defined benefit current service cost	$37	$39	$-	$-
Defined benefit administrative expenses	4	5	2	2
Service cost	41	44	2	2
Interest on net defined benefit (asset) liability	12	21	2	3
Defined benefit cost	53	65	4	5
Defined contribution cost	58	46	-	-
Net benefit cost	$111	$111	$4	$5

Note 11	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or its capacity as an investment adviser, employer, or taxpayer.  Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
Two class actions against John Hancock Life Insurance Company (U.S.A.) ("JHUSA") are pending, one in New York and one in California, in which claims are made that JHUSA breached, and continues to breach, the contractual terms of certain universal life policies issued between approximately 1990 and 2006 by including impermissible charges in its cost of insurance (COI) calculations. The Company believes that its COI calculations have been, and continue to be, in accordance with the terms of the policies and intends to vigorously defend these actions. The case pending in California (Larson v. JHUSA) was certified as a class of approximately 107,000 current and former owners of Flex V policies.  Both cases are still in the discovery stage and it is premature to attempt to predict any outcome or range of outcomes for either of these matters.
(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. ("MFLP")
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.
(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee, as amended and restated on January 13, 2017, of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank in parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.

Manulife Financial Corporation – Third Quarter 2017

The following tables set forth certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information
For the three months ended September 30, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$87	$11,716	$666	$(536)	$11,933	$4
Net income (loss) attributed to shareholders	1,105	1,444	(322)	(1,122)	1,105	(2)
For the three months ended September 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$161	$14,923	$(20)	$(607)	$14,457	$14
Net income (loss) attributed to shareholders	1,117	1,326	(303)	(1,023)	1,117	2
For the nine months ended September 30, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$172	$41,314	$2,339	$(1,749)	$42,076	$18
Net income (loss) attributed to shareholders	3,710	3,878	(98)	(3,780)	3,710	(4)
For the nine months ended September 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$306	$56,441	$3,349	$(3,285)	$56,811	$23
Net income (loss) attributed to shareholders	2,866	2,901	(286)	(2,615)	2,866	(7)
Condensed Consolidated Statements of Financial Position Information
As at September 30, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$53	$318,340	$6,713	$-	$325,106	$6
Total other assets	69,857	89,922	50,942	(139,428)	71,293	1,040
Segregated funds net assets	-	316,977	-	-	316,977	-
Insurance contract liabilities	-	292,659	19,163	(18,594)	293,228	-
Investment contract liabilities	-	3,128	-	-	3,128	-
Segregated funds net liabilities	-	316,977	-	-	316,977	-
Total other liabilities	27,389	60,739	37,687	(69,527)	56,288	842
As at December 31, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$161	$315,201	$6,507	$-	$321,869	$6
Total other assets	48,073	99,718	15,136	(79,292)	83,635	1,085
Segregated funds net assets	-	315,177	-	-	315,177	-
Insurance contract liabilities	-	296,896	19,122	(18,513)	297,505	-
Investment contract liabilities	-	3,275	-	-	3,275	-
Segregated funds net liabilities	-	315,177	-	-	315,177	-
Total other liabilities	6,402	66,999	1,539	(13,039)	61,901	882

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) ("JHUSA")
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 14.

Manulife Financial Corporation – Third Quarter 2017

Note 12	Segmented Information

The Company's reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company's divisions is derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Property and Casualty Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health and consolidation reclassification entries.  Effective January 1, 2017, the operations of Manulife Asset Management are being reflected in the respective Divisional results.  These operations were reported in the Corporate and Other Segment for 2016.
By segment

For the three months ended	Asia	Canadian	U.S.	Corporate
September 30, 2017	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,440	$1,013	$1,821	$47	$6,321
Annuities and pensions	599	105	218	-	922
Net premium income	4,039	1,118	2,039	47	7,243
Net investment income	846	(782)	2,087	(5)	2,146
Other revenue	341	852	1,512	(161)	2,544
Total revenue	5,226	1,188	5,638	(119)	11,933
Contract benefits and expenses
Life and health insurance	2,894	714	3,084	425	7,117
Annuities and pensions	481	(1,196)	206	-	(509)
Net benefits and claims	3,375	(482)	3,290	425	6,608
Interest expense	41	66	10	189	306
Other expenses	1,216	1,081	1,472	(19)	3,750
Total contract benefits and expenses	4,632	665	4,772	595	10,664
Income (loss) before income taxes	594	523	866	(714)	1,269
Income tax recovery (expense)	(101)	-	(232)	320	(13)
Net income (loss)	493	523	634	(394)	1,256
Less net income (loss) attributed to:
Non-controlling interests	40	-	-	(7)	33
Participating policyholders	44	75	(1)	-	118
Net income (loss) attributed to shareholders	$409	$448	$635	$(387)	$1,105

Manulife Financial Corporation – Third Quarter 2017

By segment

For the three months ended	Asia	Canadian	U.S.	Corporate
September 30, 2016	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,104	$1,074	$1,750	$22	$5,950
Annuities and pensions	905	139	203	-	1,247
Net premium income	4,009	1,213	1,953	22	7,197
Net investment income	228	1,892	2,035	184	4,339
Other revenue	428	924	1,514	55	2,921
Total revenue	4,665	4,029	5,502	261	14,457
Contract benefits and expenses
Life and health insurance	2,137	1,553	2,948	588	7,226
Annuities and pensions	669	856	298	-	1,823
Net benefits and claims	2,806	2,409	3,246	588	9,049
Interest expense	37	87	13	151	288
Other expenses	1,092	1,062	1,491	161	3,806
Total contract benefits and expenses	3,935	3,558	4,750	900	13,143
Income (loss) before income taxes	730	471	752	(639)	1,314
Income tax recovery (expense)	(83)	(69)	(193)	228	(117)
Net income (loss)	647	402	559	(411)	1,197
Less net income (loss) attributed to:
Non-controlling interests	40	-	-	27	67
Participating policyholders	46	(33)	-	-	13
Net income (loss) attributed to shareholders	$561	$435	$559	$(438)	$1,117

As at and for the nine months ended	Asia	Canadian	U.S.	Corporate
September 30, 2017	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$9,948	$3,198	$5,119	$90	$18,355
Annuities and pensions	1,947	348	617	-	2,912
Net premium income	11,895	3,546	5,736	90	21,267
Net investment income	3,094	1,990	7,716	-	12,800
Other revenue	1,216	2,617	4,675	(499)	8,009
Total revenue	16,205	8,153	18,127	(409)	42,076
Contract benefits and expenses
Life and health insurance	9,025	3,538	10,628	440	23,631
Annuities and pensions	1,312	411	(72)	-	1,651
Net benefits and claims	10,337	3,949	10,556	440	25,282
Interest expense	122	203	24	495	844
Other expenses	3,651	3,288	4,469	(82)	11,326
Total contract benefits and expenses	14,110	7,440	15,049	853	37,452
Income (loss) before income taxes	2,095	713	3,078	(1,262)	4,624
Income tax recovery (expense)	(321)	40	(901)	519	(663)
Net income (loss)	1,774	753	2,177	(743)	3,961
Less net income (loss) attributed to:
Non-controlling interests	153	-	-	(5)	148
Participating policyholders	70	33	-	-	103
Net income (loss) attributed to shareholders	$1,551	$720	$2,177	$(738)	$3,710
Total assets	$99,948	$215,783	$376,925	$20,720	$713,376

Manulife Financial Corporation – Third Quarter 2017

As at and for the nine months ended	Asia	Canadian	U.S.	Corporate
September 30, 2016	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$8,962	$3,249	$4,899	$65	$17,175
Annuities and pensions	2,929	462	65	-	3,456
Net premium income	11,891	3,711	4,964	65	20,631
Net investment income	3,584	7,777	15,737	538	27,636
Other revenue	1,042	2,681	4,379	442	8,544
Total revenue	16,517	14,169	25,080	1,045	56,811
Contract benefits and expenses
Life and health insurance	9,699	4,671	14,565	818	29,753
Annuities and pensions	2,590	4,481	4,732	-	11,803
Net benefits and claims	12,289	9,152	19,297	818	41,556
Interest expense	107	218	26	396	747
Other expenses	3,108	3,124	4,112	550	10,894
Total contract benefits and expenses	15,504	12,494	23,435	1,764	53,197
Income (loss) before income taxes	1,013	1,675	1,645	(719)	3,614
Income tax recovery (expense)	(155)	(350)	(438)	297	(646)
Net income (loss)	858	1,325	1,207	(422)	2,968
Less net income (loss) attributed to:
Non-controlling interests	97	-	-	23	120
Participating policyholders	51	(69)	-	-	(18)
Net income (loss) attributed to shareholders	$710	$1,394	$1,207	$(445)	$2,866
Total assets	$95,916	$218,291	$388,150	$39,942	$742,299

The results of the Company's business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company's Corporate and Other segment into the different geographic segments to which its businesses pertain.
By geographic location

For the three months ended
September 30, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,456	$910	$1,821	$134	$6,321
Annuities and pensions	599	105	218	-	922
Net premium income	4,055	1,015	2,039	134	7,243
Net investment income	889	(797)	2,027	27	2,146
Other revenue	314	784	1,444	2	2,544
Total revenue	$5,258	$1,002	$5,510	$163	$11,933

For the three months ended
September 30, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,122	$963	$1,750	$115	$5,950
Annuities and pensions	905	139	203	-	1,247
Net premium income	4,027	1,102	1,953	115	7,197
Net investment income	345	1,926	2,022	46	4,339
Other revenue	447	872	1,595	7	2,921
Total revenue	$4,819	$3,900	$5,570	$168	$14,457

Manulife Financial Corporation – Third Quarter 2017

By geographic location
For the nine months ended
September 30, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$10,003	$2,864	$5,120	$368	$18,355
Annuities and pensions	1,947	348	617	-	2,912
Net premium income	11,950	3,212	5,737	368	21,267
Net investment income	3,213	2,030	7,517	40	12,800
Other revenue	1,130	2,375	4,487	17	8,009
Total revenue	$16,293	$7,617	$17,741	$425	$42,076

For the nine months ended
September 30, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$9,017	$2,902	$4,900	$356	$17,175
Annuities and pensions	2,929	462	65	-	3,456
Net premium income	11,946	3,364	4,965	356	20,631
Net investment income	3,928	7,748	15,800	160	27,636
Other revenue	1,086	2,624	4,809	25	8,544
Total revenue	$16,960	$13,736	$25,574	$541	$56,811

Note 13	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively "net assets"). The carrying value and change in segregated funds net assets are as follows.
Segregated funds net assets
As at	September 30, 2017	December 31, 2016
Investments at market value
Cash and short-term securities	$3,133	$4,524
Debt securities	15,582	15,651
Equities	12,104	12,458
Mutual funds	282,793	278,966
Other investments	4,418	4,552
Accrued investment income	208	201
Other assets and liabilities, net	(722)	(644)
Total segregated funds net assets	$317,516	$315,708
Composition of segregated funds net assets
Held by policyholders	$316,977	$315,177
Held by the Company	539	531
Total segregated funds net assets	$317,516	$315,708

Manulife Financial Corporation – Third Quarter 2017

Changes in segregated funds net assets

	three months ended September 30,		nine months ended September 30,
For the	2017	2016	2017	2016
Net policyholder cash flow
Deposits from policyholders	$8,179	$8,291	$26,355	$24,883
Net transfers to general fund	(692)	(294)	(1,292)	(587)
Payments to policyholders	(10,181)	(9,537)	(33,043)	(28,318)
	(2,694)	(1,540)	(7,980)	(4,022)
Investment related
Interest and dividends	3,528	4,666	5,372	6,212
Net realized and unrealized investment gains	4,832	6,770	23,887	11,370
	8,360	11,436	29,259	17,582
Other
Management and administration fees	(1,028)	(1,068)	(3,376)	(3,327)
Impact of changes in foreign exchange rates	(8,931)	1,939	(16,095)	(9,555)
	(9,959)	871	(19,471)	(12,882)
Net additions (deductions)	(4,293)	10,767	1,808	678
Segregated funds net assets, beginning of period	321,809	303,658	315,708	313,747
Segregated funds net assets, end of period	$317,516	$314,425	$317,516	$314,425

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to guarantees associated with certain variable life and annuity products. Accordingly, the Company's exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantee liabilities are recorded within the Company's insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The "Risk Management and Risk Factors" section of the Company's Third Quarter 2017 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.
Note 14	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the "Commission"). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC's guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company's 2016 Annual Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2017

Condensed Consolidated Statement of Financial Position

As at September 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$53	$104,451	$221,344	$(742)	$325,106
Investments in unconsolidated subsidiaries	51,364	6,584	35,493	(93,441)	-
Reinsurance assets	-	49,810	8,321	(27,746)	30,385
Other assets	18,493	22,117	60,378	(60,080)	40,908
Segregated funds net assets	-	173,798	144,915	(1,736)	316,977
Total assets	$69,910	$356,760	$470,451	$(183,745)	$713,376
Liabilities and equity
Insurance contract liabilities	$-	$141,689	$179,919	$(28,380)	$293,228
Investment contract liabilities	-	1,130	2,001	(3)	3,128
Other liabilities	19,894	22,077	61,308	(60,256)	43,023
Long-term debt	5,361	-	1	-	5,362
Capital instruments	2,134	581	23,313	(18,125)	7,903
Segregated funds net liabilities	-	173,798	144,915	(1,736)	316,977
Shareholders' equity	42,521	17,485	57,760	(75,245)	42,521
Participating policyholders' equity	-	-	351	-	351
Non-controlling interests	-	-	883	-	883
Total liabilities and equity	$69,910	$356,760	$470,451	$(183,745)	$713,376

Condensed Consolidated Statement of Financial Position

As at December 31, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$161	$109,063	$213,043	$(398)	$321,869
Investments in unconsolidated subsidiaries	47,758	6,457	17,504	(71,719)	-
Reinsurance assets	-	51,537	10,069	(26,654)	34,952
Other assets	315	28,718	41,724	(22,074)	48,683
Segregated funds net assets	-	174,917	142,400	(2,140)	315,177
Total assets	$48,234	$370,692	$424,740	$(122,985)	$720,681
Liabilities and equity
Insurance contract liabilities	$-	$147,504	$177,524	$(27,523)	$297,505
Investment contract liabilities	-	1,251	2,027	(3)	3,275
Other liabilities	252	28,892	41,653	(21,772)	49,025
Long-term debt	5,689	-	7	-	5,696
Capital instruments	461	627	6,226	(134)	7,180
Segregated funds net liabilities	-	174,917	142,400	(2,140)	315,177
Shareholders' equity	41,832	17,501	53,912	(71,413)	41,832
Participating policyholders' equity	-	-	248	-	248
Non-controlling interests	-	-	743	-	743
Total liabilities and equity	$48,234	$370,692	$424,740	$(122,985)	$720,681

Manulife Financial Corporation – Third Quarter 2017

Condensed Consolidated Statement of Income

For the three months ended September 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,258	$5,986	$(1)	$7,243
Net investment income (loss)	87	1,482	789	(212)	2,146
Net other revenue	-	621	2,452	(529)	2,544
Total revenue	87	3,361	9,227	(742)	11,933
Contract benefits and expenses
Net benefits and claims	-	1,884	4,653	71	6,608
Commissions, investment and general expenses	1	797	3,281	(421)	3,658
Other expenses	137	47	606	(392)	398
Total contract benefits and expenses	138	2,728	8,540	(742)	10,664
Income (loss) before income taxes	(51)	633	687	-	1,269
Income tax (expense) recovery	14	(124)	97	-	(13)
Income (loss) after income taxes	(37)	509	784	-	1,256
Equity in net income (loss) of unconsolidated subsidiaries	1,142	101	616	(1,859)	-
Net income (loss)	$1,105	$610	$1,400	$(1,859)	$1,256
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$33	$-	$33
Participating policyholders	-	(3)	118	3	118
Shareholders	1,105	613	1,249	(1,862)	1,105
	$1,105	$610	$1,400	$(1,859)	$1,256

Condensed Consolidated Statement of Income
For the three months ended
September 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,296	$5,901	$-	$7,197
Net investment income (loss)	162	1,493	3,061	(377)	4,339
Net other revenue	(1)	715	2,633	(426)	2,921
Total revenue	161	3,504	11,595	(803)	14,457
Contract benefits and expenses
Net benefits and claims	-	2,765	6,280	4	9,049
Commissions, investment and general expenses	(1)	911	3,274	(472)	3,712
Other expenses	80	66	571	(335)	382
Total contract benefits and expenses	79	3,742	10,125	(803)	13,143
Income (loss) before income taxes	82	(238)	1,470	-	1,314
Income tax (expense) recovery	(22)	155	(250)	-	(117)
Income (loss) after income taxes	60	(83)	1,220	-	1,197
Equity in net income (loss) of unconsolidated subsidiaries	1,057	(100)	(183)	(774)	-
Net income (loss)	$1,117	$(183)	$1,037	$(774)	$1,197
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$67	$-	$67
Participating policyholders	-	(12)	13	12	13
Shareholders	1,117	(171)	957	(786)	1,117
	$1,117	$(183)	$1,037	$(774)	$1,197

Manulife Financial Corporation – Third Quarter 2017

Condensed Consolidated Statement of Income
For the nine months ended
September 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$3,428	$17,842	$(3)	$21,267
Net investment income (loss)	169	5,764	7,442	(575)	12,800
Net other revenue	3	2,295	8,005	(2,294)	8,009
Total revenue	172	11,487	33,289	(2,872)	42,076
Contract benefits and expenses
Net benefits and claims	-	8,325	17,415	(458)	25,282
Commissions, investment and general expenses	4	2,338	10,381	(1,669)	11,054
Other expenses	317	148	1,396	(745)	1,116
Total contract benefits and expenses	321	10,811	29,192	(2,872)	37,452
Income (loss) before income taxes	(149)	676	4,097	-	4,624
Income tax (expense) recovery	40	(23)	(680)	-	(663)
Income (loss) after income taxes	(109)	653	3,417	-	3,961
Equity in net income (loss) of unconsolidated subsidiaries	3,819	738	1,397	(5,954)	-
Net income (loss)	$3,710	$1,391	$4,814	$(5,954)	$3,961
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$148	$-	$148
Participating policyholders	-	(4)	103	4	103
Shareholders	3,710	1,395	4,563	(5,958)	3,710
	$3,710	$1,391	$4,814	$(5,954)	$3,961

Condensed Consolidated Statement of Income

For the nine months ended
September 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$3,378	$17,253	$-	$20,631
Net investment income (loss)	264	12,947	15,342	(917)	27,636
Net other revenue	42	2,156	11,862	(5,516)	8,544
Total revenue	306	18,481	44,457	(6,433)	56,811
Contract benefits and expenses
Net benefits and claims	-	16,001	29,945	(4,390)	41,556
Commissions, investment and general expenses	-	2,481	9,525	(1,398)	10,608
Other expenses	179	(2)	1,501	(645)	1,033
Total contract benefits and expenses	179	18,480	40,971	(6,433)	53,197
Income (loss) before income taxes	127	1	3,486	-	3,614
Income tax (expense) recovery	60	127	(833)	-	(646)
Income (loss) after income taxes	187	128	2,653	-	2,968
Equity in net income (loss) of unconsolidated subsidiaries	2,679	87	215	(2,981)	-
Net income (loss)	$2,866	$215	$2,868	$(2,981)	$2,968
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$120	$-	$120
Participating policyholders	-	(49)	(18)	49	(18)
Shareholders	2,866	264	2,766	(3,030)	2,866
	$2,866	$215	$2,868	$(2,981)	$2,968

Manulife Financial Corporation – Third Quarter 2017

Consolidated Statement of Cash Flows

For the nine months ended September 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,710	$1,391	$4,814	$(5,954)	$3,961
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,819)	(738)	(1,397)	5,954	-
Increase (decrease) in insurance contract liabilities	-	5,743	4,361	-	10,104
Increase (decrease) in investment contract liabilities	-	41	101	-	142
(Increase) decrease in reinsurance assets	-	(2,044)	4,164	-	2,120
Amortization of (premium) discount on invested assets	-	12	166	-	178
Other amortization	3	92	310	-	405
Net realized and unrealized (gains) losses and impairment on assets	(5)	(1,727)	(2,230)	-	(3,962)
Deferred income tax expense (recovery)	(37)	(334)	716	-	345
Stock option expense	-	(3)	16	-	13
Cash provided by (used in) operating activities before undernoted items	(148)	2,433	11,021	-	13,306
Dividends from unconsolidated subsidiary	-	13	338	(351)	-
Changes in policy related and operating receivables and payables	(202)	(1,048)	599	-	(651)
Cash provided by (used in) operating activities	(350)	1,398	11,958	(351)	12,655
Investing activities
Purchases and mortgage advances	-	(22,798)	(44,757)	-	(67,555)
Disposals and repayments	-	21,438	33,640	-	55,078
Changes in investment broker net receivables and payables	-	39	155	-	194
Investment in common shares of subsidiaries	(1,735)	-	-	1,735	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(10)	-	(10)
Capital contribution to unconsolidated subsidiaries	-	(63)	-	63	-
Return of capital from unconsolidated subsidiaries	-	11	-	(11)	-
Notes receivable from parent	-	368	(19,870)	19,502	-
Notes receivable from subsidiaries	(18,361)	(31)	-	18,392	-
Cash provided by (used in) investing activities	(20,096)	(1,036)	(30,842)	39,681	(12,293)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	252	-	252
Redemption of long-term debt	-	-	(7)	-	(7)
Issue of capital instruments, net	1,740	-	-	-	1,740
Redemption of capital instruments	-	-	(899)	-	(899)
Secured borrowings from securitization transactions	-	-	643	-	643
Changes in deposits from Bank clients, net	-	-	176	-	176
Shareholders' dividends paid in cash	(1,334)	-	-	-	(1,334)
Dividends paid to parent	-	(338)	(13)	351	-
Contributions from (distributions to) non-controlling interests, net	-	-	(8)	-	(8)
Common shares issued, net	65	-	1,735	(1,735)	65
Capital contributions by parent	-	-	63	(63)	-
Return of capital to parent	-	-	(11)	11	-
Notes payable to parent	-	-	18,392	(18,392)	-
Notes payable to subsidiaries	19,870	-	(368)	(19,502)	-
Cash provided by (used in) financing activities	20,341	(338)	19,955	(39,330)	628
Cash and short-term securities
Increase (decrease) during the period	(105)	24	1,071	-	990
Effect of foreign exchange rate changes on cash and short-term securities	(3)	(297)	(418)	-	(718)
Balance, beginning of period	161	3,787	10,290	-	14,238
Balance, end of period	53	3,514	10,943	-	14,510
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	161	4,317	10,673	-	15,151
Net payments in transit, included in other liabilities	-	(530)	(383)	-	(913)
Net cash and short-term securities, beginning of period	161	3,787	10,290	-	14,238
End of period
Gross cash and short-term securities	53	3,937	11,261	-	15,251
Net payments in transit, included in other liabilities	-	(423)	(318)	-	(741)
Net cash and short-term securities, end of period	$53	$3,514	$10,943	$-	$14,510
Supplemental disclosures on cash flow information:
Interest received	$213	$3,359	$4,793	$(458)	$7,907
Interest paid	290	63	868	(458)	763
Income taxes paid (received)	83	510	19	-	612

Manulife Financial Corporation – Third Quarter 2017

Consolidated Statement of Cash Flows

For the nine months ended September 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,866	$215	$2,868	$(2,981)	$2,968
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,679)	(87)	(215)	2,981	-
Increase (decrease) in insurance contract liabilities	-	12,328	17,330	-	29,658
Increase (decrease) in investment contract liabilities	-	44	(56)	-	(12)
(Increase) decrease in reinsurance assets	-	(3,844)	3,098	-	(746)
Amortization of (premium) discount on invested assets	-	(5)	46	-	41
Other amortization	1	249	299	-	549
Net realized and unrealized (gains) losses and impairment on assets	(5)	(9,042)	(11,125)	-	(20,172)
Deferred income tax expense (recovery)	3	818	(478)	-	343
Stock option expense	-	2	14	-	16
Cash provided by (used in) operating activities before undernoted items	186	678	11,781	-	12,645
Dividends from unconsolidated subsidiary	-	104	-	(104)	-
Changes in policy related and operating receivables and payables	(225)	10	(240)	-	(455)
Cash provided by (used in) operating activities	(39)	792	11,541	(104)	12,190
Investing activities
Purchases and mortgage advances	-	(25,796)	(55,327)	-	(81,123)
Disposals and repayments	(29)	25,419	39,566	-	64,956
Changes in investment broker net receivables and payables	-	81	(50)	-	31
Investment in common shares of subsidiaries	(4,495)	-	-	4,495	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(103)	-	(103)
Capital contribution to unconsolidated subsidiaries	-	(350)	-	350	-
Return of capital from unconsolidated subsidiaries	-	1	-	(1)	-
Notes receivable from parent	-	-	(24,792)	24,792	-
Notes receivable from subsidiaries	(23,454)	(39)	-	23,493	-
Cash provided by (used in) investing activities	(27,978)	(684)	(40,706)	53,129	(16,239)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	296	472	-	768
Issue of long-term debt, net	3,538	-	-	-	3,538
Redemption of long-term debt	-	-	(8)	-	(8)
Issue of capital instruments, net	479	-	-	-	479
Secured borrowings from securitization transactions	-	-	722	-	722
Changes in deposits from Bank clients, net	-	-	198	-	198
Shareholders' dividends paid in cash	(1,193)	-	-	-	(1,193)
Dividends paid to parent	-	-	(104)	104	-
Contributions from (distributions to) non-controlling interests, net	-	-	14	-	14
Common shares issued, net	20	-	4,495	(4,495)	20
Preferred shares issued, net	417	-	-	-	417
Capital contributions by parent	-	-	350	(350)	-
Return of capital to parent	-	-	(1)	1	-
Notes payable to parent	-	-	23,493	(23,493)	-
Notes payable to subsidiaries	24,792	-	-	(24,792)	-
Cash provided by (used in) financing activities	28,053	296	29,631	(53,025)	4,955
Cash and short-term securities
Increase (decrease) during the period	36	404	466	-	906
Effect of foreign exchange rate changes on cash and short-term securities	(2)	(260)	(132)	-	(394)
Balance, beginning of period	122	4,445	12,435	-	17,002
Balance, end of period	156	4,589	12,769	-	17,514
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	122	4,938	12,825	-	17,885
Net payments in transit, included in other liabilities	-	(493)	(390)	-	(883)
Net cash and short-term securities, beginning of period	122	4,445	12,435	-	17,002
End of period
Gross cash and short-term securities	156	4,982	13,041	-	18,179
Net payments in transit, included in other liabilities	-	(393)	(272)	-	(665)
Net cash and short-term securities, end of period	$156	$4,589	$12,769	$-	$17,514
Supplemental disclosures on cash flow information:
Interest received	$-	$3,452	$4,928	$(524)	$7,856
Interest paid	133	129	912	(524)	650
Income taxes paid	30	61	578	-	669

Manulife Financial Corporation – Third Quarter 2017

Note 15	Comparatives

Certain comparative amounts have been reclassified to conform to the current period's presentation.

Manulife Financial Corporation – Third Quarter 2017

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-6285
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 AST Trust Company (Canada)
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com/ca-en
 AST Trust Company offices are also located
 in Toronto, Vancouver and Calgary.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY   11219
 Toll Free: 1 800 249-7702
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com

 Hong Kong
 Tricor Investor Services Limited
 Level 22, Hopewell Centre
 183 Queen's Road East
 Hong Kong
 Telephone: (852) 2980-1333
 E-mail:  is-enquiries@hk.tricorglobal.com or
 enquries@astfinancial.com
 Online:  www.tricorglobal.com

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Philippines
 Telephone: 632 318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2017, Manulife had total capital of C$51.8 billion, including C$42.5 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency S&P Global Ratings	Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services	A1	(5th of 21 ratings)
Fitch Ratings Inc.	AA-	(4th of 19 ratings)
DBRS Limited	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at September 30, 2017, there were 1,978 million common shares outstanding.
July 1 – Septermber 30, 2017	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$26.11	$20.84	$161.10	P 979
Low	$23.41	$18.64	$144.70	P 830
Close	$25.31	$20.29	$157.90	P 945
Average Daily Volume (000)	3,243	2,298	55	1

Manulife Financial Corporation – Third Quarter 2017

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· Corporate Governance material

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Manulife Financial Corporation – Third Quarter 2017